0975064 B.C. LTD.

AND

ALAMOS GOLD INC.

AND

ESPERANZA RESOURCES CORP.

ARRANGEMENT AGREEMENT

DATED JULY 12, 2013

ARRANGEMENT AGREEMENT

THIS ARRANGEMENT AGREEMENT dated July 12, 2013,

BETWEEN:

0975064 B.C. LTD., a corporation incorporated under the laws of British Columbia (“Subco”)

- and -

ALAMOS GOLD INC., a corporation formed under the laws of British Columbia (“Alamos”)

- and -

ESPERANZA RESOURCES CORP., a corporation incorporated under the laws of British Columbia (“Esperanza”)

WHEREAS:

A.

Alamos wishes to acquire, indirectly through its wholly-owned subsidiary, Subco, all of the outstanding securities of Esperanza.

B.

The Esperanza Board has determined, after receiving legal and financial advice, that the consideration to be received by Esperanza Shareholders is fair and that the Arrangement is in the best interests of Esperanza and the Esperanza Securityholders, and the Esperanza Board has resolved to recommend that the Esperanza Shareholders vote in favour of the Arrangement, all subject to the terms and the conditions contained in this Agreement.

C.

The Parties have determined that the transactions contemplated by this Agreement will be effected by means of a Plan of Arrangement under the BCBCA (as hereinafter defined) and Esperanza has agreed to submit the Plan of Arrangement for approval by the Esperanza Shareholders (as hereinafter defined) and the Supreme Court of British Columbia.

D.

Alamos has entered into the Voting Agreements with the Locked-Up Shareholders, pursuant to which, among other things, such Locked-Up Shareholders have agreed, subject to the terms and conditions thereof, to vote the Esperanza Shares held by them in favour of the Arrangement.

THIS AGREEMENT WITNESSES THAT in consideration of the recitals and the covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties hereto covenant and agree as follows:

ARTICLE 1

INTERPRETATION

1.1

Definitions

In this Agreement, unless the context otherwise requires:

“Aboriginal Group” includes any aboriginal person or people, native person or people, indigenous person or people, or any person or group asserting or otherwise claiming an aboriginal right (including aboriginal title) or any other aboriginal interest, and any person or group representing, or purporting to represent, any of the foregoing;

“Acquisition Proposal” means, other than the transactions contemplated by this Agreement and any transaction involving only Esperanza and/or one or more of its wholly-owned subsidiaries, any offer, proposal, expression of interest, or inquiry from any person (other than Alamos or any of its affiliates) after the date hereof relating to:

(a)

any acquisition or sale, direct or indirect (including by way of option, lease or joint venture), of:

(i)

the assets of Esperanza and/or one or more of its subsidiaries that, individually or in the aggregate, constitute 20% or more of the fair market value of the consolidated assets of Esperanza and its subsidiaries, taken as a whole; or

(ii)

20% or more of any voting or equity securities of Esperanza or any of its subsidiaries whose assets, individually or in the aggregate, constitute 20% or more of the fair market value of the consolidated assets of Esperanza and its subsidiaries, taken as a whole;

(b)

any take-over bid, tender offer or exchange offer for any class of voting or equity securities, or any securities exchangeable for or convertible into voting or equity securities, of Esperanza that, if consummated, would result in such person beneficially owning 20% or more of any class of voting or equity securities of Esperanza;

(c)

a plan of arrangement, merger, amalgamation, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving Esperanza or any of its subsidiaries;

(d)

any transaction or series of transactions similar to those referred to in paragraphs (a), (b), or (c) above involving Esperanza or any of its subsidiaries; or

(e)

any public announcement of an intention to do any of the foregoing;

“affiliate” has the meaning ascribed to it in the Securities Act;

“Agreement” means this arrangement agreement, together with the Disclosure Letter, as the same may be amended, supplemented or otherwise modified from time to time in accordance with the terms hereof;

“Alamos Counsel” means legal counsel to Alamos;

“Alamos Expense Reimbursement Payment” has the meaning ascribed to it in Section 7.4.5;

“Alamos Public Disclosure Record” means all documents and information filed by Alamos under applicable Securities Laws during the two years prior to the date hereof;

“Alamos Securities” means Alamos Shares and Alamos Warrants;

“Alamos Share” means a common share in the capital of Alamos, as currently constituted;

“Alamos Warrants” has the meaning ascribed to it in the Plan of Arrangement;

“Arrangement” means the arrangement under section 288 of the BCBCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations thereto made in accordance with Section 8.3 hereof or the Plan of Arrangement or made at the direction of the Court in the Final Order;

“Arrangement Resolution” means the special resolution of the Esperanza Shareholders approving the Plan of Arrangement, which is to be considered at the Esperanza Meeting and is to be substantially in the form and content of Schedule B hereto;

“BCBCA” means the Business Corporations Act (British Columbia) and the regulations made thereunder, as now in effect and as they may be promulgated or amended from time to time;

“BCSC” means the British Columbia Securities Commission, and includes any successor thereto;

“business day” means any day, other than a Saturday, a Sunday or a statutory or civic holiday in Toronto, Ontario, or Vancouver, British Columbia;

“Change in Recommendation” has the meaning ascribed to it in Section 8.2.1(c)(i);

“Code” means the U.S. Internal Revenue Code of 1986, as amended;

“Competition Act” means the Competition Act (Canada), as amended from time to time;

“Concessions” means any mining concession, claim, lease, licence, permit or other right to explore for, exploit, develop, mine or produce minerals or any interest therein which Esperanza or any of its subsidiaries owns or has a right or option to acquire or use, all as listed in Schedule E hereto;

“Confidentiality Agreement” means the letter agreement between Esperanza and Alamos dated November 5, 2012, as may be amended or supplemented from time to time;

“Contract” means any contract, agreement, license, franchise, lease, arrangement or other right or obligation to which Esperanza or any of its subsidiaries is a party or by which Esperanza or any of its subsidiaries is bound or affected or to which any of their respective properties or assets is subject;

“Court” means the Supreme Court of British Columbia;

“Depositary” means any trust company, bank or financial institution agreed to in writing between Alamos and Esperanza for the purpose of, among other things, exchanging certificates representing Esperanza Shares for payment of the consideration payable to the holders thereof pursuant to the Arrangement;

“Disclosure Letter” means the disclosure letter executed by Esperanza and delivered to Alamos in connection with the execution of this Agreement;

“Dissent Rights” means the rights of dissent of Esperanza Shareholders in respect of the Arrangement described in the Plan of Arrangement;

“Effective Date” means the date upon which the Arrangement becomes effective as provided in the Plan of Arrangement;

“Effective Time” means the time on the Effective Date that the Arrangement becomes effective, as set out in the Plan of Arrangement;

“Encumbrance” means any mortgage, pledge, assignment, charge, lien, claim, security interest, adverse interest, other third person interest or encumbrance of any kind, whether contingent or absolute, and any agreement, option, right or privilege (whether by law, contract or otherwise) capable of becoming any of the foregoing but does not include any Permitted Encumbrance;

“Environmental Laws” means all applicable federal, provincial, state, local and foreign Laws, including Laws of the federal government of Mexico and Morelos State, Mexico, imposing liability or standards of conduct for or relating to the regulation of activities, materials, substances or wastes in connection with or for or to the protection of human health, safety, the environment or natural resources (including ambient air, surface water, groundwater, wetlands, land surface or subsurface strata, wildlife, aquatic species and vegetation) and under common law;

“Environmental Liabilities” means, with respect to any person, all liabilities, obligations, responsibilities, responses, remedial and removal costs, investigation costs, capital costs, operation and maintenance costs, losses, damages, punitive damages, property damages, consequential damages, treble damages, costs and expenses, fines, penalties and sanctions incurred as a result of or related to any claim, suit, action, administrative order, investigation, proceeding or demand by any person, whether based in contract, tort, implied or express warranty, strict liability, criminal or civil statute or common law, relating to any environmental matter arising under or related to any Environmental Laws, Environmental Permits, or in connection with any Release or threatened Release or presence of a Hazardous Substance whether on, at, in, under, from or about or in the vicinity of any real or personal property;

“Environmental Permits” means all permits, licenses, written authorizations, certificates, approvals, program participation requirements, sign-offs or registrations required by or available with or from any Governmental Entity under any Environmental Laws;

“Esperanza Benefit Plans” has the meaning ascribed to it in Section 3.1(aa)(i);

“Esperanza Board” means the board of directors of Esperanza as the same is constituted from time to time;

“Esperanza Circular” means the notice of the Esperanza Meeting and accompanying management information circular, including all schedules, appendices and exhibits thereto, to be sent to the Esperanza Shareholders in connection with the Esperanza Meeting, as amended, supplemented or otherwise modified from time to time;

“Esperanza Counsel” means legal counsel to Esperanza;

“Esperanza Expense Reimbursement Payment” has the meaning ascribed to it in Section 7.4.5;

“Esperanza Financial Statements” has the meaning ascribed to it in Section 3.1(j);

“Esperanza Meeting” means the special meeting of Esperanza Shareholders, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution;

“Esperanza Option” means an option to purchase Esperanza Shares governed by the Esperanza Stock Option Plan;

“Esperanza Optionholders” means the holders of Esperanza Options;

“Esperanza Public Disclosure Record” means all documents and information filed by Esperanza under applicable Securities Laws during the two years prior to the date hereof;

“Esperanza RSU Holders” means the holders of Esperanza RSUs;

“Esperanza RSUs” means outstanding restricted share units granted under the Esperanza Restricted Share Unit Plan effective May 11, 2012;

“Esperanza Securities” means the Esperanza Shares, the Esperanza Warrants, the Esperanza Options and the Esperanza RSUs;

“Esperanza Securityholders” means the Esperanza Shareholders, the Esperanza Warrantholders, the Esperanza Optionholders and the Esperanza RSU Holders;

“Esperanza Shareholder Approval” has the meaning ascribed to it in Section 2.2(b);

“Esperanza Shareholders” means the holders of Esperanza Shares;

“Esperanza Shares” means the common shares in the capital of Esperanza, as currently constituted;

“Esperanza Stock Option Plan” means the Stock Option Plan of Esperanza, as amended, as most recently approved by Esperanza Shareholders on June 12, 2012;

“Esperanza Warrantholders” means the holders of Esperanza Warrants;

“Esperanza Warrants” means outstanding warrants to purchase Esperanza Shares issued under the warrant indenture made as of Mary 24, 2012 between Esperanza and Computershare Trust Company of Canada, as warrant agent;

“Final Order” means the final order of the Court pursuant to section 291 of the BCBCA, approving the Arrangement as such order may be amended by the Court at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended on appeal;

“FINRA” means the Financial Industry Regulatory Authority, Inc.

“GAAP” means Canadian generally accepted accounting principles, including the incorporation therein of International Financial Reporting Standards;

“Governmental Entity” means:

(a)

any multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court tribunal, arbitral body, commission, board, bureau or agency, domestic or foreign;

(b)

any subdivision, agent, commission, board or authority of any of the foregoing;

(c)

any quasi-governmental entity, including any tribunal, commission, regulatory agency or self-regulatory organization, exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing, including FINRA; or

(d)

any stock exchange, including the TSX-V and the OTCQX;

“Hazardous Substance” means any pollutant, contaminant, waste or chemical or any toxic, radioactive, ignitable, corrosive, reactive or otherwise hazardous or deleterious substance, waste or material, including petroleum, polychlorinated biphenyls, asbestos and urea-formaldehyde insulation, and any other material or contaminant regulated or defined pursuant to, or that could result in liability under, any Environmental Law;

“HSR Act” means the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended from time to time, and the rules and regulations promulgated thereunder;

“In the Money Esperanza Options” has the meaning given to that term in the Plan of Arrangement;

“including” means including without limitation, and “include” and “includes” have a corresponding meaning;

“Intellectual Property” means any licenses for or other rights to use, any inventions, patent applications, patents, trade-marks (both registered and unregistered), trade names, copyrights, trade secrets and other proprietary information of Esperanza;

“Interim Order” means the interim order of the Court, providing for, among other things, the calling and holding of the Esperanza Meeting, as the same may be amended by the Court;

“Key Regulatory Approvals” means those sanctions, rulings, consents, orders, exemptions, permits and other approvals (including the lapse, without objection, of a prescribed time under a statute or regulation that states that a transaction may be implemented if a prescribed time lapses following the giving of notice without an objection being made) of Governmental Entities as set out in Schedule C hereto;

“Key Third-Party Consents” means those consents, approvals and notices required from any third-party in respect of the completion of the Arrangement that are set out in Schedule D hereto;

“Lands” means all interests in real and immoveable property, including licenses, leases, rights of way, surface rights, easements, permits permitting the use of land or other real property interests which Esperanza or any of its subsidiaries owns or has an interest in or has an option or other right to acquire, all as indicated in Schedule F hereto;

“Law” or “Laws” means all laws (including common law), by-laws, statutes, rules, regulations, principles of law and equity, orders, rulings, ordinances, judgements, injunctions, determinations, awards, decrees or other requirements, whether domestic or foreign, including Morelos State, Mexico, and the terms and conditions of any grant of approval, permission, authority or license of any Governmental Entity, and the term “applicable” with respect to such Laws and in a context that refers to one or more Parties, means such Laws as are applicable to such Party or its business, undertaking, property or securities and emanate from a person having jurisdiction over the Party or Parties or its or their business, undertaking, property or securities;

“Liens” means any hypothecs, mortgages, pledges, assignments, liens, charges, security interests, encumbrances and adverse rights or claims, other third person interest or encumbrance of any kind, whether contingent or absolute, and any agreement, option, right or privilege (whether by Law, contract or otherwise) capable of becoming any of the foregoing;

“Locked-Up Shareholders” means each of the senior officers and directors of Esperanza that has entered into a Voting Agreement;

“Material Adverse Effect” means any change, effect, event or occurrence that individually or in the aggregate with other such changes, effects, events or occurrences, is or would reasonably be expected to be material and adverse to the business, results of operations or financial condition of Esperanza and its subsidiaries, taken as a whole, excluding any change, effect, event or occurrence resulting from or relating to:

(a)

this Agreement or the transactions contemplated hereby or the performance of any obligation hereunder or the announcement thereof;

(b)

changes in the global economy or the securities markets in general provided that it does not have a materially disproportionate effect on Esperanza and its subsidiaries, taken as a whole, relative to comparable exploration and/or mining companies operating in the gold mining or exploration industry;

(c)

any change in applicable Laws or in the interpretation thereof by any Governmental Entity, provided that it does not have a materially disproportionate effect on Esperanza and its subsidiaries, taken as a whole, relative to comparable exploration and/or mining companies and provided that such change does not have the effect of expropriating or materially reducing the ownership interest in or the Concessions comprising the Projects;

(d)

any change in GAAP;

(e)

any natural disaster;

(f)

changes affecting the mining industry generally or the price of gold, provided that such changes do not have a materially disproportionate effect on Esperanza and its subsidiaries, taken as a whole, relative to comparable mining and/or exploration companies;

(g)

any changes relating to relative currency exchange rates of the currencies in Canada or the U.S.;

(h)

any decrease in the market price or any decline in the trading volume of Esperanza Shares on the TSX-V (it being understood that the causes underlying such change in market price or trading volume may be taken into account in determining whether a Material Adverse Effect has occurred), and, for greater certainty, references in this Agreement to dollar amounts are not intended to be and shall not be deemed to be illustrative or interpretive for purposes of determining whether a “Material Adverse Effect” occurred;

“Material Contracts” means any contract:

(a)

if terminated or modified or if it ceased to be in effect, would reasonably be expected to have a Material Adverse Effect on Esperanza;

(b)

under which Esperanza or any of its subsidiaries has directly or indirectly guaranteed any liabilities or obligations of a third-party (other than ordinary course endorsements for collection) in excess of $75,000 in the aggregate;

(c)

relating to indebtedness for borrowed money, whether incurred, assumed, guaranteed or secured by any asset, with an outstanding principal amount in excess of $75,000;

(d)

providing for the establishment, organization or formation of any joint ventures;

(e)

under which Esperanza or any of its subsidiaries is obligated to make or expects to receive payments in excess of $75,000 over the remaining term of the contract;

(f)

that limits or restricts Esperanza or any of its subsidiaries from engaging in any line of business or any geographic area in any material respect; or

(g)

the Material Contracts listed in Schedule 3.1(s) to the Disclosure Letter;

“material fact” has the meaning ascribed to it in the Securities Act;

“MD&A” means management’s discussion and analysis;

"MI 61-101" means Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions;

“Mineral Rights” means prospecting licences, exploration licences, mining leases, mining licences, mineral concessions and other forms of mineral tenure or other rights to Minerals, or to work upon lands for the purposes of searching for, developing or extracting Minerals under any form of mineral title, whether contractual, statutory or otherwise or any interest therein;

“Minerals” means all ores and concentrates derived therefrom of precious, base and industrial minerals, including, without limitation, gold, copper and silver, which may be lawfully explored for, mined and sold pursuant to Mineral Rights and other instruments of title;

“Officials” has the meaning ascribed to it in Section 3.1(qq)(iii);

“ordinary course of business”, “ordinary course of business consistent with past practice”, or any similar reference, means, with respect to an action taken by a person, that such action is consistent with the past practices of such person and is taken in the ordinary course of the normal day-to-day business and operations of such person; provided that in any event such action is not unreasonable or unusual;

“Other Rights” means any interest in real property, whether freehold, leasehold, licence, right of way, easement or any other surface or other right in relation to real property and any right, licence or permit in relation to the use or diversion of water, but excluding any Mineral Rights;

“Out of the Money Esperanza Options” means an Esperanza Option with an exercise price of $0.85 or greater per Esperanza Share;

“Outside Date” means September 30, 2013, or such later date as may be agreed to in writing by the Parties;

“Parties” means Esperanza and Alamos, and “Party” means any of them;

“Permit” means any license, permit, certificate, consent, order, grant, approval, classification, registration, flagging or other authorization of and from any Governmental Entity;

“Permitted Encumbrance” means the Encumbrances set out in Schedule G attached hereto;

“person” includes an individual, partnership, association, body corporate, trustee, executor, administrator, legal representative, government (including any Governmental Entity) or any other entity, whether or not having legal status;

“Plan of Arrangement” means the plan of arrangement, substantially in the form of Schedule A, and any amendments or variations thereto made in accordance with Section 8.3 hereof or the Plan of Arrangement or made at the direction of the Court in the Final Order;

“Project” means Esperanza’s 100% ownership interest in the Esperanza Gold Project in Morelos State, Mexico, held by Esperanza’s wholly-owned subsidiary, Esperanza Silver de Mexico, S.A. de C.V.;

“Record Date” has the meaning ascribed to it in the Plan of Arrangement;

“Regulatory Authorities” has the meaning ascribed to it in Section 3.1(z)(i);

“Regulatory Authorizations” has the meaning ascribed to it in Section 3.1(z)(ii);

“Release” means any release, spill, emission, leaking, pumping, pouring, emitting, emptying, escape, injection, deposit, disposal, discharge, dispersal, dumping, leaching or migration of Hazardous Substance in the indoor or outdoor environment, including the movement of Hazardous Substance through or in the air, soil, surface water, ground water or property;

“Representatives” has the meaning ascribed to it in Section 7.2.1;

“Response Period” has the meaning ascribed to it in Section 7.3.1(b);

“Returns” means all reports, forms, elections, information statements and returns (whether in tangible, electronic or other form) and including any amendments, schedules, attachments, supplements, appendices and exhibits thereto relating to, or required to be filed or prepared in connection with any Taxes;

“SEC” means the United States Securities and Exchange Commission;

“Section 3(a)(10) Exemption” has the meaning ascribed to it in Section 2.13;

“Securities Act” means the Securities Act (British Columbia) and the rules, regulations and published policies made thereunder, as now in effect and as they may be promulgated or amended from time to time;

“Securities Authorities” means the BCSC and the applicable securities commissions and other securities regulatory authorities in each of the other provinces of Canada;

“Securities Laws” means all applicable securities laws of Canada and the United States, including the Securities Act, the U.S. Securities Act and the U.S. Exchange Act, together with all other applicable provincial and state securities laws, rules and regulations and published policies thereunder, as now in effect and as they may be promulgated or amended from time to time;

“subsidiary” means, with respect to a specified body corporate, any body corporate of which more than 50% of the outstanding shares ordinarily entitled to elect a majority of the board of directors thereof (whether or not shares of any other class or classes shall or might be entitled to vote upon the happening of any event or contingency) are at the time owned directly or indirectly by such specified body corporate and shall include any body corporate, partnership, joint venture or other entity over which such specified body corporate exercises direction or control or which is in a like relation to a subsidiary;

“Superior Proposal” means any bona fide unsolicited written Acquisition Proposal made after the date of this Agreement (and not obtained in violation of Section 7.2) that relates to 100% of the outstanding Esperanza Shares (other than Esperanza Shares owned by the Person making the Superior Proposal) or all or substantially all of the consolidated assets of Esperanza and its subsidiaries and:

(a)

that is reasonably capable of being completed without undue delay, taking into account all financial, legal, regulatory and other aspects of such proposal and the person making such proposal;

(b)

that, in the case of an Acquisition Proposal to acquire the outstanding Esperanza Shares, is made available to all Esperanza Shareholders on the same terms and conditions (other than in the case of an asset transaction);

(c)

is not subject to a financing or due diligence condition;

(d)

if the Acquisition Proposal provides for consideration per Esperanza Share that is not at least 7% greater than $0.85 plus the value of 0.0625 of an Alamos Warrant as at the date on which the Acquisition Proposal is received by Esperanza, as determined by financial advisors to Esperanza, acting reasonably, then the consideration per Esperanza Share under such Acquisition Proposal must be payable in cash; and

(e)

in respect of which the Esperanza Board determines, in its good faith judgment, after receiving the advice of its outside legal counsel (in respect of (i) below) and financial advisors (in respect of (ii) below), that:

(i)

failure to recommend such Acquisition Proposal to the holders of Esperanza Shares would be inconsistent with its fiduciary duties under applicable Law; and

(ii)

having regard for all of its terms and conditions, such Acquisition Proposal, would, if consummated in accordance with its terms (but not assuming away any risk of non-completion), result in a transaction more favourable to the holders of Esperanza Shares from a financial point of view than the Arrangement, after taking into account any change to the Arrangement proposed by Alamos pursuant to Section 7.3;

“Tax Act” means the Income Tax Act (Canada), as amended from time to time;

“Taxes” means any and all taxes, imposts, levies, withholdings, duties, fees, premiums, assessments and other charges of any kind, however denominated and instalments in respect thereof, including any interest, penalties, fines or other additions that have been, are or will become payable in respect thereof, imposed by any Governmental Entity, including for greater certainty all income or profits taxes (including Canadian and United States federal, provincial and territorial income taxes), payroll and employee withholding taxes, employment taxes, unemployment insurance, disability taxes, social insurance taxes, sales and use taxes, ad valorem taxes, excise taxes, goods and services taxes, harmonized sales taxes, franchise taxes, gross receipts taxes, capital taxes, business license taxes, mining taxes, mining royalties, alternative minimum taxes, estimated taxes, abandoned or unclaimed (escheat) taxes, occupation taxes, real and personal property taxes, stamp taxes, environmental taxes, transfer taxes, severance taxes, workers’ compensation, United States, Canada, British Columbia and other government pension plan premiums or contributions and other governmental charges, and other obligations of the same or of a similar nature to any of the foregoing, which a Party or any of its subsidiaries is required to pay, withhold or collect, together with any interest, penalties or other additions to tax that may become payable in respect of such taxes, and any interest in respect of such interest, penalties and additions whether disputed or not;

“Termination Fee” means the sum of $2.70 million;

“Termination Fee Event” has the meaning ascribed to it in Section 7.4.3;

“TSX” means the Toronto Stock Exchange;

“TSX-V” means the TSX Venture Exchange;

“Transaction Personal Information” has the meaning ascribed to it in Section 9.1;

“United States” or “U.S.” means the United States of America, its territories and possessions, any State of the United States and the District of Columbia;

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as the same has been and hereinafter from time to time may be amended, and the rules and regulations promulgated thereunder;

“U.S. Securities Act” means the United States Securities Act of 1933, as the same has been and hereinafter from time to time may be amended, and the rules and regulations promulgated thereunder; and

“Voting Agreements” means the support and lock-up agreements (including all amendments thereto) between Alamos and the Locked-Up Shareholders setting forth the terms and conditions upon which they have agreed to vote their Esperanza Shares in favour of the Arrangement Resolution.

1.2

Interpretation Not Affected by Headings

The division of this Agreement into Articles, Sections, subsections and paragraphs and the insertion of headings are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement. Unless the contrary intention appears, references in this Agreement to an Article, Section, subsection, paragraph or Schedule by number or letter or both refer to the Article, Section, subsection, paragraph or Schedule, respectively, bearing that designation in this Agreement.

1.3

Number and Gender

In this Agreement, unless the contrary intention appears, words importing the singular include the plural and vice versa, and words importing gender include all genders.

1.4

Date for Any Action

If the date on which any action is required to be taken hereunder by a Party is not a business day, such action shall be required to be taken on the next succeeding day which is a business day.

1.5

Currency

Unless otherwise stated, all references in this Agreement to sums of money are expressed in lawful money of Canada and “$” refers to Canadian dollars.

1.6

Accounting Matters

Unless otherwise stated, all accounting terms used in this Agreement in respect of Esperanza shall have the meanings attributable thereto under GAAP and all determinations of an accounting nature in respect of Esperanza required to be made shall be made in a manner consistent with GAAP consistently applied.

1.7

Knowledge

In this Agreement, references to “the knowledge of” Esperanza means the actual knowledge of the Chief Executive Officer and the Chief Financial Officer of the Company, in each case, after making due enquiries regarding the relevant matter.

1.8

Schedules

The following Schedules are annexed to this Agreement and are incorporated by reference into this Agreement and form a part hereof:

Schedule A

-

Plan of Arrangement

Schedule B

-

Arrangement Resolution

Schedule C

-

Key Regulatory Approvals

Schedule D

-

Key Third-Party Consents

Schedule E

-

Concessions

Schedule F

-

Lands

Schedule G

-

Permitted Encumbrances

ARTICLE 2

THE ARRANGEMENT

2.1

Arrangement

The Parties agree that the Arrangement will be implemented in accordance with and subject to the terms and conditions contained in this Agreement and the Plan of Arrangement. The closing of the transactions contemplated hereby shall take place at the offices of Alamos Counsel in Toronto, Ontario at the Effective Time on the Effective Date.

2.2

Interim Order

Esperanza shall apply to the Court, in a manner acceptable to Alamos, acting reasonably, pursuant to section 291 of the BCBCA for the Interim Order as soon as reasonably practicable following the date of execution of this Agreement. Esperanza shall file, proceed with and diligently pursue an application to the Court for the Interim Order which shall provide, among other things:

(a)

for the class of persons to whom notice is to be provided in respect of the Arrangement and the Esperanza Meeting and for the manner in which such notice is to be provided;

(b)

that the requisite approval for the Arrangement Resolution shall be at least two-thirds of the votes cast at the Esperanza Meeting in person or by proxy by the Esperanza Shareholders voting together as one class on the basis of one vote per Esperanza Share and, if and to the extent required under MI 61-101, a majority of the votes cast at the Esperanza Meeting in person or by proxy by Esperanza Shareholders in accordance with the minority approval requirements of MI 61-101;

(the “Esperanza Shareholder Approval”);

(c)

that in all respects other than as ordered by the Court, the terms, conditions and restrictions of the Esperanza constating documents, including quorum requirements and other matters, shall apply in respect of the Esperanza Meeting;

(d)

for the grant of Dissent Rights only to the Esperanza Shareholders who are registered holders of Esperanza Shares;

(e)

for notice requirements with respect to the presentation of the application to the Court for the Final Order;

(f)

that the Esperanza Meeting may be adjourned or postponed from time to time by the Esperanza Board, subject to the terms of this Agreement, without the need for additional approval of the Court;

(g)

that the Record Date for Esperanza Shareholders entitled to notice of and to vote at the Esperanza Meeting will not change in respect of any adjournment(s) of the Esperanza Meeting; and

(h)

that it is Alamos’ intention to rely upon Section 3(a)(10) of the U.S. Securities Act to issue, based on the Court’s approval of the Arrangement, Alamos Warrants to Esperanza Securityholders, who are resident in the United States in exchange for Esperanza Securities in accordance with the Plan of Arrangement, without registration under the U.S. Securities Act; and

(i)

such other matters as Alamos may reasonably request.

2.3

Esperanza Meeting

(a)

Subject to the terms of this Agreement, Esperanza agrees to convene and conduct the Esperanza Meeting in accordance with the Interim Order, Esperanza’s notice of articles and articles and applicable Law as soon as reasonably practicable, and in any event on or before September 4, 2013.

(b)

Subject to the terms of this Agreement, including Section 7.2, Esperanza will use its commercially reasonable efforts to solicit proxies in favour of the approval of the Arrangement Resolution, including, if so requested by Alamos and at Alamos’ cost, using proxy solicitation services designated by Alamos.

(c)

Esperanza will advise Alamos as Alamos may reasonably request, and at least on a daily basis on each of the last 5 business days prior to the date of the Esperanza Meeting, as to the aggregate tally of the proxies received by Esperanza in respect of the Arrangement Resolution.

(d)

Esperanza will promptly advise Alamos of any written notice of dissent or purported exercise of Dissent Rights in relation to the Arrangement received by Esperanza and any withdrawal of Dissent Rights received by Esperanza and, subject to applicable Law, any written communications sent by or on behalf of

Esperanza to any Person exercising or purporting to exercise Dissent Rights in relation to the Arrangement.

(e)

At the reasonable request of Alamos from time to time, Esperanza shall provide Alamos with a list (in both written and electronic form) of the registered Esperanza Shareholders, together with their addresses and respective holdings of Esperanza Shares, with a list of the names and addresses and holdings of all Persons having rights issued by Esperanza to acquire Esperanza Shares (including holders of Esperanza Options) and a list of non-objecting beneficial owners of Esperanza Shares, together with their addresses and respective holdings of Esperanza Shares. Esperanza shall from time to time require that its registrar and transfer agent furnish Alamos with such additional information, including updated or additional lists of Esperanza Shareholders and lists of holdings and other assistance as Alamos may reasonably request.

(f)

As soon as reasonably practicable following execution of this Agreement and in any event not later than July 30, 2013, Esperanza will convene a meeting of the Esperanza Board to approve the Esperanza Circular.

2.4

Esperanza Circular

(a)

Esperanza shall prepare the Esperanza Circular and file on a timely basis, and in any event on or before August 6, 2013, the Esperanza Circular with respect to the Esperanza Meeting in all jurisdictions where the same is required to be filed and mail the same as required by the Interim Order and in accordance with all applicable Laws, in all jurisdictions where the same is required, complying in all material respects with all applicable Laws on the date of mailing thereof. Without limiting the generality of the foregoing, Esperanza shall, in consultation with Alamos, use all commercially reasonable efforts to abridge the timing contemplated by National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer, as provided in section 2.20 thereof (it being agreed that such efforts shall not necessarily include the making of an application for a waiver or exemption from such National Instrument).

(b)

Esperanza shall ensure that the Esperanza Circular complies in all material respects with all applicable Laws, and, without limiting the generality of the foregoing, that the Esperanza Circular will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made (other than in each case with respect to any information relating to Alamos, Subco and their respective affiliates, including the Alamos Securities), and shall provide Esperanza Securityholders with information in sufficient detail to permit them to form a reasoned judgment concerning the matters to be placed before them at the Esperanza Meeting and to allow Alamos to rely upon the exemption from registration provided under Section 3(a)(10) of the U.S. Securities Act with respect to the issuance of the Alamos Warrants pursuant to the Arrangement.

(c)

Subject to Section 7.2, the Esperanza Circular will include the unanimous recommendation of the Esperanza Board that Esperanza Shareholders vote in favour of the Arrangement Resolution, and a statement that directors of Esperanza intend to vote all of their respective Esperanza Securities (including any Esperanza Shares issued upon the exercise of any Esperanza Options) in favour of the Arrangement Resolution, subject to the other terms of this Agreement and the Voting Agreements.

(d)

Alamos will furnish to Esperanza all such information regarding Alamos, Subco and their respective affiliates, including the Alamos Securities, as may be required by the Interim Order or applicable Laws for inclusion in the Esperanza Circular and in any amendments or supplements to such Esperanza Circular or other documents related thereto. Alamos shall ensure that no such information will contain any untrue statement of a material fact or omit to state a material fact required to be stated in the Esperanza Circular in order to make any information so furnished or any information concerning Alamos, Subco and their respective affiliates, including the Alamos Securities, not misleading in light of the circumstances in which they are made.

(e)

Alamos and Alamos Counsel shall be given a reasonable opportunity to review and comment on the Esperanza Circular, prior to the Esperanza Circular being printed, mailed to Esperanza Shareholders and filed with the applicable Securities Authorities, the SEC and FINRA, and reasonable consideration shall be given to any comments made by Alamos and Alamos Counsel, provided that all information relating solely to Alamos included in the Esperanza Circular shall be in form and substance satisfactory to Alamos, acting reasonably. Esperanza shall provide Alamos with a final copy of the Esperanza Circular prior to the mailing to the Esperanza Shareholders.

(f)

Esperanza and Alamos shall each promptly notify each other if at any time before the Effective Date it becomes aware (in the case of Esperanza only with respect to Esperanza and in the case of Alamos only with respect Alamos, Subco and their respective affiliates, including the Alamos Securities) that the Esperanza Circular contains an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made, or that otherwise requires an amendment or supplement to the Esperanza Circular, and the Parties shall co-operate in the preparation of any amendment or supplement to the Esperanza Circular, as required or appropriate, and Esperanza shall promptly mail or otherwise publicly disseminate any amendment or supplement to the Esperanza Circular to Esperanza Shareholders and, if required by the Court or applicable Laws, file the same with the Securities Authorities and the SEC and as otherwise required.

(g)

Alamos shall not be responsible for any information in the Esperanza Circular relating to Esperanza.

2.5

Final Order

If the Interim Order is obtained, the Arrangement Resolution is passed at the Esperanza Meeting by Esperanza Shareholders as provided for in the Interim Order and as required by applicable Law, and subject to the terms of this Agreement, Esperanza shall, as soon as reasonably practicable thereafter and, in any event, within three business days thereafter, take all steps necessary or desirable to submit the Arrangement to the Court, appear through counsel at Court and diligently pursue an application for and seek the Final Order pursuant to section 291 of the BCBCA.

2.6

Court Proceedings

Subject to the terms of this Agreement, Alamos and Subco will cooperate with, assist and consent to Esperanza seeking the Interim Order and the Final Order, including by providing Esperanza on a timely basis any information required to be supplied by Alamos in connection therewith. Esperanza will provide Alamos Counsel with reasonable opportunity to review and comment upon drafts of all material to be filed with the Court in connection with the Arrangement, and will give reasonable consideration to all such comments provided that all information relating solely to Alamos in such material shall be in form and substance satisfactory to Alamos, acting reasonably. Esperanza will also provide Alamos Counsel on a timely basis with copies of any appearance, response or other responsive material or notice of intent to oppose and any evidence served on Esperanza or Esperanza Counsel in respect of the application for the Interim Order or the Final Order or any appeal therefrom. Subject to applicable Law, Esperanza will not file any material with the Court in connection with the Arrangement or serve any such material, and will not agree to modify or amend materials so filed or served, except as contemplated hereby or with Alamos’s prior written consent, such consent not to be unreasonably withheld, conditioned or delayed; provided that nothing herein shall require Alamos to agree or consent to any increase in consideration or other modification or amendment to such filed or served materials that expands or increases Alamos or Subco’s obligations set forth in any such filed or served materials or under this Agreement.

2.7

Effect on the Arrangement and Effective Date and Payment of Consideration

2.7.1

The Arrangement shall be effective at the Effective Time on the Effective Date

.

2.7.2

Alamos will, following receipt of the Final Order and prior to the Effective Date, provide, or will cause Subco to provide, the Depositary with sufficient funds and certificates representing Alamos Warrants to satisfy the consideration payable to Esperanza Shareholders, the Esperanza RSU Holders and the holders of In the Money Esperanza Options under the Arrangement.

2.8

Preparation of Filings

Alamos and Esperanza shall co-operate and use their reasonable commercial efforts in good faith to take, or cause to be taken, all reasonable actions, including the preparation of any applications for the Key Regulatory Approvals and other orders, registrations, consents, filings, rulings, exemptions, no-action letters, circulars and approvals required in connection with this Agreement and the Arrangement and the preparation of any required documents, in each case as reasonably necessary to discharge their respective obligations under this Agreement, the Arrangement and the Plan of Arrangement, and to complete any of transactions contemplated by this Agreement, including their obligations under applicable Laws.

2.9

Announcement and Shareholder Communications

Alamos and Esperanza shall each publicly announce the transactions contemplated hereby promptly following the execution of this Agreement by the Parties, the text and timing of each such announcement to be approved by Alamos and Esperanza in advance, acting reasonably, provided that all information relating to Alamos shall be in form and substance satisfactory to Alamos, acting reasonably. Alamos and Esperanza agree to co-operate in the preparation of presentations, if any, to Esperanza Shareholders regarding the Plan of Arrangement, and no Party shall:

(a)

issue any press release or otherwise make public announcements with respect to this Agreement or the Plan of Arrangement without the consent of the other Party (which consent shall not be unreasonably withheld or delayed); or

(b)

make any filing with any Governmental Entity with respect thereto without prior consultation with the other Party;

provided, however, that the foregoing shall be subject to each Party’s overriding obligation to make any disclosure or filing required under applicable Laws or stock exchange rules, and the Party making such disclosure shall use commercially reasonable efforts to provide written notice to the other Party at least 24 hours prior to the making of such disclosure to provide such party the opportunity to review and comment on the disclosure or filing, after which time the Party may proceed to make such disclosure or filing.

2.10

Withholding Taxes

Alamos, Subco, Esperanza and the Depositary shall be entitled to deduct and withhold from any consideration payable or otherwise deliverable to any person hereunder and from all dividends or other distributions otherwise payable to any Esperanza Shareholder such amounts as Alamos, Subco, Esperanza or the Depositary may be required to deduct and withhold therefrom under any provision of applicable Laws in respect of Taxes. To the extent that such amounts are so deducted, withheld and remitted, such withheld amounts shall be treated for all purposes under this Agreement as having been paid to the person to whom such amounts would otherwise have been paid.

2.11

Dividends

Notwithstanding any other provision of this Agreement, Esperanza shall obtain written consent from Alamos prior to (i) setting a record date for any dividend on the Esperanza Shares that is prior to the Effective Time, and (ii) paying any dividend on the Esperanza Shares prior to the Effective Time.

2.12

Tax Matters

Notwithstanding any representations and covenants set forth in this Agreement, it is understood and agreed that none of Alamos, Subco or Esperanza provides any assurances to any Esperanza Shareholders regarding the income tax consequences of the Arrangement to any Esperanza Shareholder, except as otherwise provided in the Esperanza Circular.

2.13

U.S. Securities Laws

The Parties intend that the Arrangement shall be carried out such that the issuance of Alamos Warrants under the Arrangement, respectively, qualifies in the United States for the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) of the U.S. Securities Act (the “Section 3(a)(10) Exemption”) and applicable state securities laws in reliance upon similar exemptions under applicable state securities laws. Each Party agrees to act in good faith, consistent with the intent of the Parties and the intended treatment of the Arrangement as set forth in this Section 2.13. In order to ensure the availability of the Section 3(a)(10) Exemption, the Parties agree that the Arrangement will be carried out on the following basis and pursuant to the Plan of Arrangement:

(a)

each Esperanza Shareholder shall receive cash and Alamos Warrants in exchange for its Esperanza Shares;

(b)

each Esperanza Warrantholder shall receive Alamos Warrants in exchange for its Esperanza Warrants and no cash;

(c)

each Esperanza Optionholder that holds In the Money Esperanza Options shall receive cash and Alamos Warrants in exchange for its In the Money Esperanza Options;

(d)

each Out of the Money Esperanza Options shall be cancelled for no consideration;

(e)

each Esperanza RSU Holder shall receive Esperanza Shares which will be exchanged for cash and Alamos Warrants, in exchange for its Esperanza Shares;

(f)

the Arrangement will be subject to the approval of the Court;

(g)

the Court will be advised as to the intention of the Parties to rely on the Section 3(a)(10) Exemption prior to the Court hearing at which the Final Order will be sought;

(h)

the Court will be required to satisfy itself as to the fairness of the Arrangement;

(i)

the Final Order will expressly state that the Arrangement is approved by the Court as being fair to the securityholders to whom securities will be issued;

(j)

the Parties will ensure that each Esperanza Securityholder entitled to receive securities on completion of the Arrangement will be given adequate notice advising them of their right to attend the Court hearing and providing them with sufficient information necessary for them to exercise that right; and

(k)

the Interim Order approving the Esperanza Meeting to approve the Arrangement Resolution will specify that each Esperanza Securityholder will have the right to appear before the Court at the Court hearing on the Final Order so long as such securityholder files and delivers a response to petition within a reasonable time.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF ESPERANZA

3.1

Representations and Warranties of Esperanza

Esperanza hereby represents and warrants to and in favour of Subco and Alamos as follows, except to the extent that such representations and warranties are qualified by the Disclosure Letter (which shall make reference to the applicable section, subsection, paragraph or subparagraph below in respect of which such qualification is being made), and acknowledges that Subco and Alamos are relying upon such representations and warranties in connection with the entering into of this Agreement:

(a)

Board Approval. As of the date hereof, the Esperanza Board, after receiving financial and legal advice, has determined that the Plan of Arrangement is in the best interests of Esperanza and its securityholders and has unanimously resolved to recommend to the Esperanza Shareholders that they vote in favour of the Arrangement Resolution. The Esperanza Board has approved the Arrangement pursuant to the Plan of Arrangement and the execution and performance of this Agreement.

(b)

Organization and Qualification. Esperanza and each of its subsidiaries is a corporation duly incorporated or an entity duly created and validly existing under all applicable Laws of its jurisdiction of incorporation, continuance or creation and has all necessary corporate or other power, authority and capacity to own its property and assets as now owned and to carry on its business as it is now being conducted. Esperanza and each of its subsidiaries:

(i)

except as disclosed in Schedule 3.1(b)(i) of the Disclosure Letter, has all material Permits necessary to conduct its business substantially as now conducted as disclosed in the Esperanza Public Disclosure Record, except where the failure to hold such Permits would not individually or in the aggregate have a Material Adverse Effect; and

(ii)

is duly registered or otherwise authorized and qualified to do business and each is in good standing in each jurisdiction in which the character of its properties, owned, leased, licensed or otherwise held, or the nature of its activities makes such qualification necessary except where the failure to be so qualified will not individually or in the aggregate have a Material Adverse Effect.

(c)

Authority Relative to this Agreement. Esperanza has the requisite corporate power, authority and capacity to enter into this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement by Esperanza and the performance by Esperanza of its obligations under this Agreement have been duly authorized by the Esperanza Board and no other corporate proceedings on its part are necessary to authorize this Agreement or the Arrangement pursuant to the Plan of Arrangement other than the Esperanza Shareholder Approval. This Agreement has been duly executed and delivered by Esperanza and constitutes a legal, valid and binding obligation of Esperanza, enforceable against Esperanza in accordance with its terms, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, reorganization or other applicable Laws relating to or affecting rights of creditors generally and subject to the qualification that equitable remedies, including specific performance, are discretionary.

(d)

No Violation. None of the authorization, execution and delivery of this Agreement by Esperanza, the completion of the transactions contemplated by this Agreement or the Arrangement pursuant to the Plan of Arrangement, the performance of its obligations hereunder or thereunder in accordance with the terms hereof and thereof will:

(i)

violate, conflict with, or result (with or without notice or the passage of time) in a violation or breach of any provision of, or require, except in respect of the Key Third-Party Consents, any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) or result in a right of termination or acceleration under, or result in the creation of any Lien upon any of the properties or assets of Esperanza or any of its subsidiaries, or cause any indebtedness to come due before its stated maturity, or cause any credit commitment to cease to be available, or cause any payment or other obligation to be imposed on Esperanza or any of its subsidiaries, under any of the terms, conditions or provisions of:

(A)

their respective articles, charters or by-laws or other comparable organizational documents; or

(B)

any Permit or Material Contract to which Esperanza or any of its subsidiaries is a party or to which any of them, or any of their respective properties or assets, may be subject or by which Esperanza or any of its subsidiaries is bound; or

(ii)

subject to obtaining the Key Regulatory Approvals,

(A)

result (with or without notice or the passage of time) in a violation or breach of or constitute a default under any provisions of any Laws applicable to Esperanza or any of its subsidiaries or any of their respective properties or assets; or

(B)

cause the suspension or revocation of any Permit currently in effect in regard of Esperanza or any of its subsidiaries

(except, in the case of each of clauses (i) and (ii) above, for such violations, conflicts, breaches, defaults, terminations, accelerations or creations of Liens or any consents (expressly excluding the Key Third-Party Consents and Key Regulatory Approvals), approvals or notices which if not given or received, would not, individually or in the aggregate, reasonably be expected to have any Material Adverse Effect);

(iii)

give rise to any rights of first refusal or, except as disclosed in Schedule 3.1(d)(iii) of the Disclosure Letter, trigger any change in control provisions or any restrictions or limitations under any such note, bond, mortgage, indenture, contract, license, franchise or Permit, or result in the imposition of any encumbrance, charge or Lien upon any of Esperanza’s assets or the assets of any of its subsidiaries; or

(iv)

result in the imposition of any Liens upon any assets of Esperanza or any of its subsidiaries.

(e)

Capitalization. The authorized share capital of Esperanza consists of an unlimited number of Esperanza Shares. As of the close of business on July 10, 2013, there are issued and outstanding 78,846,321 Esperanza Shares. As of the close of business on July 10, 2013, 2013, an aggregate of up to 5,681,000 Esperanza Shares are issuable upon the exercise of Esperanza Options, an aggregate of up to 13,607,000 Esperanza Shares are issuable upon the exercise of 13,607,000 Esperanza Warrants and an aggregate of up to 2,650,000 Esperanza Shares are issuable upon in respect of 2,650,000 Esperanza RSUs and, other than the Esperanza Options, Esperanza Warrants and Esperanza RSUs, there are no options, warrants, conversion privileges or other rights, shareholder rights plans, agreements, arrangements or commitments (pre-emptive, contingent or otherwise) of any character whatsoever requiring or which may require the issuance, sale or transfer by Esperanza of any securities of Esperanza (including Esperanza Shares), or any securities or obligations convertible into, or exchangeable or exercisable for, or otherwise evidencing a right or obligation to acquire, any securities of Esperanza (including Esperanza Shares) or of any subsidiary of Esperanza. Other than the Esperanza Shares, the Esperanza Options, the Esperanza Warrants and the Esperanza RSUs, there are no securities of Esperanza outstanding. All outstanding Esperanza Shares have been duly authorized and validly issued, are fully paid and non-assessable, and all Esperanza Shares issuable upon the exercise of Esperanza Options, Esperanza Warrants and Esperanza RSUs, in accordance with their respective terms have been duly authorized and, upon issuance, will be validly issued as fully paid and non-assessable, and are not and will not be subject to, or issued in violation of, any pre-emptive rights. All securities of Esperanza (including the Esperanza Shares, the Esperanza Options, the Esperanza Warrants and the Esperanza RSUs) have been issued in compliance with all applicable Laws and Securities Laws. There are no securities of Esperanza or of any of its subsidiaries outstanding which have the right to vote generally (or are convertible into or exchangeable for securities having the right to vote generally) with the Esperanza Shareholders on any matter. Except as disclosed in Schedule 3.1(e) of the Disclosure Letter, there are no outstanding contractual or other obligations of Esperanza or any subsidiary to repurchase, redeem or otherwise acquire any of its securities or with respect to the voting or disposition of any outstanding securities of any of its subsidiaries, other than the Esperanza Options, the Esperanza Warrants and the Esperanza RSUs. There are no outstanding bonds, debentures or other evidences of indebtedness of Esperanza or any of its subsidiaries having the right to vote with the holders of the outstanding Esperanza Shares on any matters.

(f)

No Shareholder Rights Plan. There is not in effect with respect to Esperanza, and prior to the Effective Time Esperanza will not implement, any shareholder rights plan.

(g)

Reporting Status and Securities Laws Matters. Esperanza is a “reporting issuer” (or equivalent) in each of the provinces of Canada and the United States and not on the list of reporting issuers in default under applicable Canadian provincial Securities Laws in each of the provinces of Canada or any equivalent list in the United States. No delisting, suspension of trading in or cease trading order with respect to any securities of Esperanza and, to the knowledge of Esperanza, no inquiry or investigation (formal or informal) of any Securities Authority, the SEC, the OTCQX or FINRA, is in effect or ongoing or, to the knowledge of Esperanza, expected to be implemented or undertaken.

(h)

Ownership of Subsidiaries. Schedule 3.1(h) of the Disclosure Letter includes complete and accurate lists of all subsidiaries owned, directly or indirectly, by Esperanza, each of which is wholly-owned other than as disclosed in Schedule 3.1(h) of the Disclosure Letter. All of the issued and outstanding shares of capital stock and other ownership interests in the subsidiaries of Esperanza are duly authorized, validly issued, fully paid and non-assessable, and all such shares and other ownership interests held directly or indirectly by Esperanza are legally and beneficially owned free and clear of all Liens, and there are no outstanding options, warrants, rights, entitlements, understandings or commitments (contingent or otherwise) regarding the right to purchase or acquire, or securities convertible into or exchangeable for, any such shares of capital stock or other ownership interests in or material assets or properties of any of the subsidiaries of Esperanza, except as disclosed in Schedule 3.1(h) of the Disclosure Letter. There are no contracts, commitments, agreements, understandings, arrangements or restrictions which require any subsidiaries of Esperanza to issue, sell or deliver any shares in its share capital or other ownership interests, or any securities or obligations convertible into or exchangeable for, any shares of its share capital or other ownership interests. Except as otherwise disclosed in Schedule 3.1(h) of the Disclosure Letter there are no outstanding options, rights, entitlements, understandings or commitments (contingent or otherwise) providing to any third-party the right to acquire any shares or other ownership interests in any subsidiaries of Esperanza. All ownership interests of Esperanza and its subsidiaries are owned free and clear of all Liens of any kind or nature whatsoever held by third parties. Except as otherwise disclosed in Schedule 3.1(h), none of the subsidiaries of Esperanza listed on Schedule 3.1(h) has any current operations or outstanding liabilities.

(i)

Public Filings. Except as disclosed in Schedule 3.1(i) of the Disclosure Letter, Esperanza has filed all documents in the Esperanza Public Disclosure Record required to be filed by it in accordance with applicable Securities Laws in Canada. Esperanza has filed all necessary documents and information required to be filed with the Securities Authorities, the SEC, the TSX-V, the OTCQX and FINRA. All such documents and information comprising the Esperanza Public Disclosure Record, as of their respective dates (and the dates of any amendments thereto):

(i)

did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading;

(ii)

with respect to the documents and information filed on SEDAR, complied in all material respects with the requirements of applicable Securities Laws in Canada, and, except as disclosed in Schedule 3.1(i) of the Disclosure Letter, any amendments to the Esperanza Public Disclosure Record required to be made have been filed on a timely basis with the Securities Authorities or the TSX-V. Esperanza has not filed any confidential material change report with any Securities Authorities or the SEC that at the date of this Agreement remains confidential; and

(iii)

with respect to the documents and information filed with the SEC, were prepared in accordance with the requirements of the U.S. Exchange Act.

(j)

Esperanza Financial Statements. Esperanza’s audited financial statements as at and for the fiscal years ended December 31, 2012 and 2011 (including the notes thereto and related MD&A) and Esperanza’s unaudited financial statements as at and for the three months ended March 31, 2013 (collectively, the “Esperanza Financial Statements”) were prepared in accordance with GAAP consistently applied (except as otherwise indicated in such financial statements and the notes thereto or, in the case of audited statements, in the related report of Esperanza’s independent auditors, or in the case of unaudited interim statements, are subject to normal period-end adjustments and may omit notes which are not required by GAAP in the unaudited statements) and fairly present in all material respects the consolidated financial position, results of operations and changes in financial position of Esperanza and its subsidiaries as of the dates thereof and for the periods indicated therein (subject, in the case of any unaudited interim financial statements, to normal period-end adjustments) and reflect reserves required by GAAP in respect of all material contingent liabilities, if any, of Esperanza and its subsidiaries on a consolidated basis. There has been no material change in

Esperanza’s accounting policies, except as described in the notes to the Esperanza Financial Statements, since December 31, 2012, and to the knowledge of Esperanza, the unaudited interim financial statements as at and for the six months ended June 30, 2013 are not anticipated to disclose any material information or material events that have occurred or which are expected to occur that would constitute a Material Adverse Effect.

(k)

Internal Controls and Financial Reporting. Esperanza has designed and implemented disclosure controls and procedures, to the extent appropriate for a company of Esperanza’s size and stage of development, to provide reasonable assurance that material information relating to Esperanza, including its consolidated subsidiaries, is made known to the Chief Executive Officer and the Chief Financial Officer of Esperanza by others within those entities, as appropriate to allow timely decisions regarding required disclosure, particularly during the periods in which filings are being prepared. Esperanza has disclosed, based on the most recent evaluation of its Chief Executive Officer and its Chief Financial Officer prior to the date hereof, to Esperanza’s auditors and the audit committee of Esperanza’s board of directors:

(i)

any significant deficiencies in the design or operation of its internal controls over financial reporting that are reasonably likely to adversely affect Esperanza’s ability to record, process, summarize and report financial information and has identified for Esperanza’s auditors and Esperanza’s board of directors any material weaknesses in internal control over financial reporting; and

(ii)

any fraud, whether or not material, that involves management or other employees who have a significant role in Esperanza’s internal control over financial reporting.

(l)

Books and Records. The financial books, records and accounts of Esperanza and its subsidiaries, in all material respects:

(i)

have been maintained in accordance with all applicable Laws and good business practices and in accordance with GAAP and with the accounting principles generally accepted in the country of domicile of each such entity, on a basis consistent with prior years;

(ii)

in each case are stated in reasonable detail and accurately and fairly reflect the material transactions and dispositions of the assets of Esperanza and its subsidiaries; and

(iii)

accurately and fairly reflect the basis for Esperanza Financial Statements.

(m)

Minute Books. Except as disclosed in Schedule 3.1(m) of the Disclosure Letter, the minute books of each of Esperanza and its subsidiaries are true and correct in all material respects; they contain the minutes of all meetings of the boards of directors, committees of the boards and shareholders and all resolutions passed by the boards of directors, committees of the boards and the shareholders.

(n)

No Undisclosed Liabilities. Esperanza and its subsidiaries have no outstanding indebtedness or liabilities and none is a party to or bound by any surety-ship, guarantee, indemnification or assumption agreement, or endorsement of, or any other similar commitment with respect to the obligations, liabilities or indebtedness of any person, in each case, other than those (i) identified in the Esperanza Financial Statements or (ii) incurred in the ordinary course of business since the date of the most recent financial statements of Esperanza filed on SEDAR.

(o)

No Material Change. Since December 31, 2012, except as disclosed in the Esperanza Public Disclosure Record, there has been no material change in respect of Esperanza and its subsidiaries taken as a whole, and the debt, business and material property of Esperanza and its subsidiaries conform in all respects to the description thereof contained in the Esperanza Public Disclosure Record; and there has been no dividend or distribution of any kind declared, paid or made by Esperanza on any Esperanza Shares.

(p)

Litigation. To the knowledge of Esperanza, there are no material claims, actions, suits, grievances, complaints or proceedings pending or, to the knowledge of Esperanza, threatened affecting Esperanza or any of its subsidiaries or affecting any of their respective property or assets at law or in equity before or by any Governmental Entity, including matters arising under Environmental Laws. Neither Esperanza nor any of its subsidiaries nor their respective assets or properties is subject to any outstanding material judgment, order, writ, injunction or decree.

(q)

Taxes. Except as disclosed in Schedule 3.1(q) of the Disclosure Letter, Esperanza and each of its subsidiaries has duly and timely filed all Returns required to be filed by it prior to the date hereof, other than those which have been administratively waived, all such Returns are complete and correct in all material respects and:

(i)

Esperanza and each of its subsidiaries has paid on a timely basis all Taxes which are due and payable, all assessments and reassessments, other than those which are being or have been contested in good faith and in respect of which reserves have been provided in the most recently published Esperanza Financial Statements. Adequate provision has been made, in accordance with GAAP, in the Esperanza Financial Statements for all Taxes for any period for which Returns are not yet required to be filed, or for which Taxes are not yet due or payable.

(ii)

Except as provided for in the Esperanza Financial Statements, no material deficiencies, litigation, proposed adjustments or matters in controversy exist or have been asserted with respect to Taxes of Esperanza or any of its subsidiaries, and neither Esperanza nor any of its subsidiaries is a party to any action or proceeding for assessment or collection of Taxes and no such event has been asserted or, to the knowledge of Esperanza, threatened against Esperanza or any of its subsidiaries or any of their respective assets, that would reasonably be expected to have a Material Adverse Effect.

(iii)

To the knowledge of Esperanza, no claim has been made by any Governmental Entity in a jurisdiction where Esperanza or any of its subsidiaries does not file Returns that Esperanza or any of its subsidiaries is or may be subject to Tax by that jurisdiction.

(iv)

To the knowledge of Esperanza, none of the tax loss carry-forwards of Esperanza or any of its subsidiaries have expired and there is no known challenge being made or to be made by any Governmental Entity to the existence or validity of any tax loss carry-forwards of Esperanza.

(v)

There are no Liens for unpaid Taxes (other than in respect of Taxes not yet due and payable) upon any of the assets of Esperanza or any of its subsidiaries.

(vi)

Esperanza and each of its subsidiaries has duly and timely withheld or collected all amounts required to be withheld or collected by it on account of Taxes and has duly and timely remitted all such amounts to the appropriate Governmental Entity when required by Law to do so, except where the failure to do so would not, individually or in the aggregate, result in a Material Adverse Effect.

(vii)

There are no outstanding agreements extending or waiving the statutory period of limitations applicable to any claim for, or the period for the collection or assessment or reassessment of, Taxes due from Esperanza or any of its subsidiaries for any taxable period and no request for any such waiver or extension is currently pending.

(viii)

Esperanza and each of its subsidiaries have given to Alamos true, correct and complete copies of all their income and capital tax returns and statements of deficiencies for taxable periods, or transactions consummated, for which the applicable statutory periods of limitations have not expired, and there are no omissions in the foregoing.

(ix)

The Esperanza Shares are listed on a “recognized stock exchange” as defined by the Tax Act.

(x)

For all transactions between Esperanza or any of its subsidiaries and any non-resident person with whom Esperanza or the subsidiary was not dealing at arm’s length during a taxation year commencing after 1998 and ending on or before the Effective Date, each of Esperanza and the subsidiary has made or obtained records or documents that meet the requirements of paragraphs 247(4)(a) to (c) of the Tax Act.

(r)

Property.

(i)

The:

(A)

Concessions are the only mining concessions, claims, leases, licenses, permits or other rights to explore for Minerals that Esperanza or any of its subsidiaries have any legal or equitable interest in and that are required to conduct operations as currently conducted on the Projects; and

(B)

Lands are the only interests in real property, including licences, leases, rights of way, surface rights, easements or other real property interests that Esperanza or any of its subsidiaries have any legal or equitable interest in and are required to conduct operations as currently conducted on the Projects.

(ii)

Except as disclosed in Schedule 3.1(r)(ii) of the Disclosure Letter, each Concession is in good standing and each Concession is held by Esperanza or its subsidiaries free and clear of all Liens.

(iii)

Except as disclosed in Schedule 3.1(r)(iii) of the Disclosure Letter:

(A)

each Concession has been properly located and recorded in compliance with applicable Laws and are comprised of valid and subsisting mineral claims in each case in all material respects;

(B)

any and all assessment work required to be performed and filed under the Concessions has been performed and filed prior to the date hereof;

(C)

any and all Taxes and other payments required to be paid prior to the date hereof in respect of the Concessions have been paid;

(D)

any and all filings required to be filed prior to the date hereof in respect of the Concessions have been filed;

(E)

Esperanza or its subsidiaries have the exclusive right to deal with the Concessions;

(F)

no other person has any material interest in the Concessions or any right to acquire any such interest;

(G)

there are no back-in rights, earn-in rights, rights of first refusal, royalty rights or similar provisions which would materially affect Esperanza’s or its subsidiaries’ interests in the Concessions; and

(H)

neither Esperanza nor its subsidiaries have received any notice, whether written or oral from any Governmental Entity or any person with jurisdiction or applicable authority of any revocation or intention to revoke Esperanza’s or any of its subsidiaries’ interests in the Concessions.

(iv)

All work and activities carried out on the Concessions and the Lands by Esperanza or any of its subsidiaries or, to the knowledge of Esperanza or any of its subsidiaries, by any other person appointed by Esperanza or any of its subsidiaries have been carried out in all material respects in compliance with all applicable Laws, and neither Esperanza nor any of its subsidiaries, nor, to the knowledge of Esperanza or any of its subsidiaries, any other person, has received any notice of any material breach of any such applicable Laws.

(v)

Esperanza and its subsidiaries, as applicable, have good and valid title to or valid leasehold or licence interests in all Lands described in Schedule F used by Esperanza any of its subsidiaries, free and clear of all material Encumbrances other than the Permitted Encumbrances.

(s)

Contracts. Schedule 3.1(s) of the Disclosure Letter includes a complete and accurate list of all Material Contracts to which Esperanza or any of its subsidiaries is a party. All Material Contracts are in full force and effect, and Esperanza or its subsidiaries are entitled to all rights and benefits thereunder in accordance with the terms thereof. Esperanza has made available to Alamos for inspection true and completed copies of all Material Contracts, and all such Material Contracts have been provided to Alamos pursuant to its due diligence requests. All of the Material Contracts are valid and binding obligations of Esperanza or its subsidiaries, as the case may be, enforceable in accordance with their respective terms, except as may be limited by bankruptcy, insolvency and other laws affecting the enforcement of creditors’ rights generally and subject to the qualification that equitable remedies may only be granted in the discretion of a court of competent jurisdiction. Esperanza and its subsidiaries have complied in all material respects with all terms of such Material Contracts, have paid all amounts due thereunder, have not waived any rights thereunder and no material default or breach exists in respect thereof on the part of Esperanza or any of its subsidiaries or, to the knowledge of Esperanza or any of its subsidiaries, on the part of any other party thereto, and no event has occurred which, after the giving of notice or the lapse of time or both, would constitute such a material default or breach or trigger a right of termination of any of the Material Contracts. As at the date hereof, neither Esperanza nor any of its subsidiaries has received written notice that any party to a Material Contract intends to cancel, terminate or otherwise modify or not renew such Material Contract, and to the knowledge of Esperanza or any of its subsidiaries, no such action has been threatened. Except as set out in Schedule 3.1(s) of the Disclosure Letter, neither Esperanza nor any of its subsidiaries is a party to any Material Contract that contains any non-

competition obligation or otherwise restricts in any material way the business of Esperanza or any of its subsidiaries.

(t)

Permits. Except as disclosed in Schedule 3.1(t) of the Disclosure Letter, Esperanza and each of its subsidiaries has obtained and is in compliance with all material Permits required by applicable Laws that are necessary to conduct its current business as they are now being conducted (which, for greater certainty, includes the exploration for mineral deposits) except where the failure of holding or complying with such Permits would not have a Material Adverse Effect on Esperanza. None of Esperanza nor any of its subsidiaries has knowledge of any facts, events or circumstances that would reasonably be expected to result in a failure to obtain or be in compliance with such material Permits as are necessary to conduct its business as presently conducted.

(u)

Intellectual Property. Esperanza does not own or license any material Intellectual Property and does not require the use of any Intellectual Property to conduct its business as currently carried on or proposed to be carried on. To the knowledge of Esperanza, Esperanza and its subsidiaries have not interfered with, infringed upon, misappropriated, or otherwise come into conflict with any material Intellectual Property rights of third parties. Esperanza and its subsidiaries have never received any charge, complaint, claim, demand or notice alleging any such interference, infringement, misappropriation, or violation (including any claim that Esperanza must license or refrain from using any Intellectual Property rights of any third party).

(v)

Competition Act. Neither the aggregate value of the assets in Canada of Esperanza and any corporations that it controls, nor the aggregate gross revenues from sales in or from Canada generated from those assets, as determined in accordance with subsection 110(3) of the Competition Act exceed $80,000,000.

(w)

HSR Act. As determined in accordance with the HSR Act, Esperanza and all entities controlled by Esperanza:

(i)

do not hold assets located in the United States (other than investment assets, voting or nonvoting securities of another person, and assets included pursuant to Section 801.40(d)(2) of the HSR Act) having a total fair market value of over USD$70,900,000; and

(ii)

have not made aggregate sales in or into the United States of over USD$70,900,000 in its most recent fiscal year, all within the meaning of the HSR Act.

(x)

Environmental Matters. Except as disclosed in Schedule 3.1(x) of the Disclosure Letter, and except for any matters that, individually or in the aggregate would not have or would not reasonably be expected to have a Material Adverse Effect, to the knowledge of Esperanza, each of Esperanza and Esperanza’s subsidiaries and their respective businesses, operations, and properties:

(i)

is in material compliance with all Environmental Laws and all terms and conditions of all Environmental Permits;

(ii)

has not received any order, request or notice from any person alleging a material violation of any Environmental Law;

(iii)

is not a party to any litigation or administrative proceeding, nor to the knowledge of Esperanza is any litigation or administrative proceeding threatened against it or its property or assets, which in either case asserts or alleges that it violated any Environmental Laws, is required to clean up, remove or take remedial or other response action due to the Release of any Hazardous Substances, or is required to pay all or a portion of the cost of any past, present or future cleanup, removal or remedial or other response action which arises out of or is related to the Release of any Hazardous Substances;

(iv)

has no knowledge of any conditions existing currently which could reasonably be expected to subject it to damages, penalties, injunctive relief or cleanup costs under any Environmental Laws or which require or are likely to require cleanup, removal, remedial action or other response by it pursuant to applicable Environmental Laws;

(v)

is not subject to any judgment, decree, order or citation related to or arising out of applicable Environmental Law and has not been named or listed as a potentially responsible party by any Governmental Entity in a matter arising under any Environmental Laws; and

(vi)

is not involved in operations and does not know of any facts, circumstances or conditions, including any Release of Hazardous Material, that would reasonably be expected to result in any Environmental Liabilities.

(y)

Mineral Resources. The most recent estimates of indicated, measured and inferred mineral resources disclosed in the Esperanza Public Disclosure Record have been prepared and disclosed in all material respects in accordance with generally accepted mining, engineering, geoscience and other approved industry practices and all applicable Laws, including NI 43-101. The information provided by Esperanza to the Qualified Persons (as defined in NI 43-101) in connection with the preparation of such estimates was complete and accurate in all material respects at the time such information was furnished. No material mineral deposits are subject to illegal occupation. There are no material outstanding unresolved comments of any Securities Authorities or the SEC in respect of Esperanza’s disclosure in the Esperanza Public Disclosure Record. There has been no material reduction in the aggregate amount of estimated mineral resources of Esperanza and its subsidiaries, on a consolidated basis, from the amounts disclosed in the Esperanza Public Disclosure Record.

(z)

Regulatory.

(i)

Esperanza and its subsidiaries have operated and are currently operating in material compliance with all applicable Laws, including all applicable rules, regulations, guidelines and policies of any regulatory or governmental agency having jurisdiction over Esperanza or its subsidiaries or their respective activities (collectively, the “Regulatory Authorities”); and

(ii)

Esperanza and its subsidiaries have operated and are currently operating their respective businesses in compliance with all licenses, permits, authorizations, approvals registrations and consents of the Regulatory Authorities (the “Regulatory Authorizations”) in all material respects and have made all requisite material declarations and filings with the Regulatory Authorities. Esperanza and its subsidiaries have not received any written notices or other correspondence from the Regulatory Authorities regarding any circumstances that have existed or currently exist which would lead to a loss, suspension, or modification of, or a refusal to issue, any material Regulatory Authorization relating to its activities which would reasonably be expected to restrict, curtail, limit or adversely affect the ability of Esperanza or its subsidiaries to operate their respective businesses.

(aa)

Employee Benefits.

(i)

Esperanza and each of its subsidiaries has complied, in all material respects, with the terms of all agreements, health, welfare, supplemental unemployment benefit, bonus, incentive, profit sharing, deferred compensation, stock purchase, stock compensation, stock option, disability, pension or retirement plans and other employee compensation or benefit plans, policies, arrangements, practices or undertakings, whether oral or written, formal or informal, funded or unfunded, insured or uninsured which are maintained by or binding upon Esperanza or such subsidiary or in respect of which Esperanza or any of its subsidiaries has any actual or potential liability (collectively, the “Esperanza Benefit Plans”) and with all applicable Laws and collective bargaining agreements relating thereto.

(ii)

Schedule 3.1(aa)(ii) of the Disclosure Letter sets forth a complete list of the Esperanza Benefit Plans. Current and complete copies of all written Esperanza Benefit Plans as amended to date or, where oral, written summaries of the terms thereof, and all booklets and communications concerning the Esperanza Benefit Plans which have been provided to persons entitled to benefits under the Esperanza Benefit Plans have been delivered or made available to Alamos together with copies of all material documents relating to the Esperanza Benefit Plans.

(iii)

Each Esperanza Benefit Plan is and has been established, registered (if required), qualified, invested and administered, in all material respects, in compliance with the terms of such Esperanza Benefit Plan (including the terms of any documents in respect of such Esperanza Benefit Plan), all applicable Laws and any collective bargaining agreement relating thereto.

(iv)

All obligations of Esperanza or any of its subsidiaries regarding the Esperanza Benefit Plans have been satisfied in all material respects and no Taxes are owing or exigible under any of the Esperanza Benefit Plans by Esperanza or its subsidiaries except as disclosed in Schedule 3.1(aa)(iv) of the Disclosure Letter. All employer and employee payments, contributions and premiums required to be remitted, paid to or in respect of each Esperanza Benefit Plan have been paid or remitted in a timely fashion in accordance with its terms and all applicable Laws except as disclosed in Schedule 3.1(aa)(iv) of the Disclosure Letter.

(v)

Except as disclosed in Schedule 3.1(aa)(v) of the Disclosure Letter, Esperanza and its subsidiaries have no formal plan and have made no promise or commitment, whether legally binding or not, to create any additional Esperanza Benefit Plan or to improve or change the benefits provided under any Esperanza Benefit Plan.

(vi)

There is no entity other than Esperanza and any of its subsidiaries participating in any Esperanza Benefit Plan.

(vii)

Except as disclosed in Schedule 3.1(aa)(vii) of the Disclosure Letter, none of the Esperanza Benefit Plans provide benefits beyond retirement or other termination of service to employees or former employees or to the beneficiaries or dependents of such employees and where there are such Esperanza Benefit Plans disclosed in Schedule 3.1(aa)(vii), each such Esperanza Benefit Plan may be amended or terminated at any time without incurring any liability thereunder other than in respect of claims incurred prior to such amendment or termination.

(viii)

Except as disclosed in Schedule 3.1(aa)(viii) of the Disclosure Letter, neither the execution and delivery of this Agreement by Esperanza nor completion of the Arrangement pursuant to the Plan of Arrangement nor compliance by Esperanza with any of the provisions hereof shall, subject to Section 5.5, result in any payment (including severance, unemployment compensation, bonuses or otherwise) becoming due to any director or employee of Esperanza or any of its subsidiaries or result in any increase or acceleration of contributions, liabilities or benefits or acceleration of vesting, under any Esperanza Benefit Plan or securities compensation plan.

(ix)

All data necessary to administer each Esperanza Benefit Plan is in the possession of Esperanza or its subsidiaries or their respective agents and is in a form which is sufficient for the proper administration of the Esperanza Benefit Plan in accordance with its terms and all applicable Laws and such data is complete and, to the knowledge of Esperanza, correct.

(bb)

Labour and Employment.

(i)

Schedule 3.1(bb)(i) of the Disclosure Letter sets forth a complete list of all employees of Esperanza and its subsidiaries, together with their titles, service dates and material terms of employment, including current wages, salaries or hourly rate of pay, and bonus (whether monetary or otherwise). Except as disclosed in Schedule 3.1(bb)(i) of the Disclosure Letter, no such employee is on long-term disability leave, extended absence or worker’s compensation leave. All current assessments under applicable workers compensation legislation in relation to the employees listed in Schedule 3.1(bb)(i) of the Disclosure Letter have been paid or accrued by Esperanza and its subsidiaries, as applicable, and Esperanza and its subsidiaries are not subject to any special or penalty assessment under such legislation which has not been paid.

(ii)

Except for those written employment contracts with salaried employees of Esperanza and any of its subsidiaries identified in Schedule 3.1(bb)(ii) of the Disclosure Letter, there are no written contracts of employment entered into with any such employees or any oral contracts of employment. Except for those agreements or provisions described in Schedule 3.1(bb)(ii) of the Disclosure Letter, no employee of Esperanza or of any of its subsidiaries is party to a change of control, severance, termination, golden parachute or similar agreement or provision or would receive payments under such agreement or provision as a result of the Arrangement.

(iii)

Neither Esperanza nor any subsidiary is party to any collective bargaining agreement, contract or legally binding commitment to any trade unions or employee organization or group. Other than as disclosed in Schedule 3.1(bb)(iii) of the Disclosure Letter there are no threatened or apparent union organizing activities involving employees of Esperanza or any of its subsidiaries nor is Esperanza or any of its subsidiaries currently negotiating any collective agreements.

(iv)

Schedule 3.1(bb)(iv) of the Disclosure Letter sets forth a complete list of the consulting and third-party contractor agreements, including drilling contractors, between Esperanza or any of its subsidiaries. Other than as disclosed in Schedule 3.1(bb)(iv) of the Disclosure Letter, there are no defaults or violations by Esperanza or any of its subsidiaries under any such agreements listed in Schedule 3.1(bb)(iv) of the Disclosure Letter, and there are no claims or proceedings, and to the knowledge of Esperanza, threatened claims or proceedings of any kind from any third-parties. To the knowledge of Esperanza, there are no disputes involving the employees of any of the third parties that are party to the agreements listed in Schedule 3.1(bb)(iv) of the Disclosure Letter.

(cc)

Compliance with Laws. Esperanza and its subsidiaries have complied with and are not in violation of any applicable Laws, other than non-compliance or violations which would not, individually or in the aggregate, have a Material Adverse Effect.

(dd)

Absence of Cease Trade Orders. No order ceasing or suspending trading in the Esperanza Shares (or any of them) or any other securities of Esperanza is outstanding and no proceedings for this purpose have been instituted or, to the knowledge of Esperanza, are pending, contemplated or threatened.

(ee)

Related Party Transactions. Except as contemplated hereby or as disclosed in Schedule 3.1(ee) of the Disclosure Letter, to the knowledge of Esperanza, there are no Contracts or other transactions currently in place between Esperanza or any of its subsidiaries and:

(i)

to the knowledge of Esperanza, any officer or director of Esperanza or any of its subsidiaries;

(ii)

to the knowledge of Esperanza, any holder of record or beneficial owner of 10% or more of the Esperanza Shares; and

(iii)

to the knowledge of Esperanza, any affiliate or associate of any such officer, director, holder of record or beneficial owner.

(ff)

Expropriation. No part of the property or assets of Esperanza or any of its subsidiaries has been taken, condemned or expropriated by any Governmental Entity nor has any written notice or proceeding in respect thereof been given or commenced nor does Esperanza or any of its subsidiaries know of any intent or proposal to give such notice or commence any such proceedings.

(gg)

Aboriginal Affairs. Except as disclosed in Schedule 3.1(gg) of the Disclosure Letter,

(i)

to the knowledge of Esperanza (A) it is carrying on business in compliance with all legal and governmental requirements associated with aboriginal-related matters, (B) there are no facts that could give rise to non-compliance by Esperanza in respect of any such legal or governmental requirements;

(ii)

there is no claim, complaint or other proceeding threatened by or on behalf of any Aboriginal Group of which Esperanza has received notice, with respect to any of the Lands, Concessions or Mineral Rights or any authorization issued by any Governmental Entity in respect of, or otherwise related to Esperanza;

(iii)

since January 1, 2006 there has not been any blockade or other act of civil disobedience undertaken by any Aboriginal Group with respect to the Lands or otherwise affecting the Mineral Rights, or to the knowledge of Esperanza has any responsible official of any Aboriginal Group since January 1, 2006, threatened Esperanza with any blockade or other act of civil disobedience with respect to the Lands or which could reasonably be expected to affect the Mineral Rights;

(iv)

the Schedule 3.1(gg)(iv) of the Disclosure Letter sets out all agreements, written or verbal, between Esperanza and any Aboriginal Group;

(v)

neither Esperanza nor any of its subsidiaries has received any notice, whether written or oral from any Governmental Entity, Aboriginal Group or any persons representing or purporting to represent an Aboriginal Group of the exercise of aboriginal rights or assertion of aboriginal title in the area of the Lands or Mineral Rights or Esperanza’s or its subsidiaries’ interests in the Lands or Mineral Rights or of an impact on the asserted aboriginal title or rights involving Esperanza’s its subsidiaries’ works on the Lands or Mineral Rights; and

(vi)

there are no claims, actions, suits, grievances, complaints or proceedings pending or, to the knowledge of Esperanza, threatened affecting Esperanza or any of its subsidiaries or affecting any of their respective property or assets at law or in equity before or by any Governmental Entity, with respect to aboriginal rights or the duty to consult. Neither Esperanza nor any of its subsidiaries nor their respective assets or properties is subject to any outstanding judgments, order, writ, injunction or decree with respect to such aboriginal rights or duty to consult.

(hh)

Off Balance Sheet Transactions. None of Esperanza or any of its subsidiaries is party to or bound by any operating leases or any “off-balance sheet” transactions or arrangements.

(ii)

Registration Rights. No Esperanza Shareholder has any right to compel Esperanza to register or otherwise qualify the Esperanza Shares (or any of them) for public sale or distribution.

(jj)

Rights of Other Persons. Other than as disclosed in Schedule 3.1(jj) of the Disclosure Letter, no person has any right of first refusal or option to purchase or any other right of participation in any of the material properties or assets owned by Esperanza or any of its subsidiaries, or any part thereof.

(kk)

Restrictions on Business Activities. There is no arbitral award, judgment, injunction, constitutional ruling, order or decree binding upon Esperanza or any of its subsidiaries that has or could reasonably be expected to have the effect of prohibiting, restricting, or impairing any business practice of any of them, any acquisition or disposition of property by any of them, or the conduct of the business by any of them as currently conducted, which could reasonably be expected to have a Material Adverse Effect.

(ll)

Brokers. Except as disclosed by Esperanza to Alamos, no broker, investment banker, financial advisor or other person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of Esperanza, and the aggregate amount of such fees that may become payable in respect of all such arrangements is set out in Schedule 3.1(ll) to the Disclosure Letter.

(mm)

Fees and Expenses. Schedule 3.1(mm) of the Disclosure Letter sets forth the amount of fees and expenses reasonable attributable to this Agreement and the transactions contemplated hereby that Esperanza has incurred to date and expects to incur by the Effective Date (other than the fees and expenses payable to those brokers identified to Alamos in Schedule 3.1(mm) of the Disclosure Letter and the amount of such fees and expenses that has been paid to date.

(nn)

Insurance. As of the date hereof, Esperanza and its subsidiaries have such policies of insurance as are listed in Schedule 3.1(nn) of the Disclosure Letter. All insurance maintained by Esperanza or any of its subsidiaries is in full force and effect and in good standing and neither Esperanza nor any of its subsidiaries is in default, whether as to payment of premium or otherwise, under the terms of any such insurance nor has Esperanza or any of its subsidiaries failed to give any notice or present any material claim under any such insurance in a due and timely fashion or received notice or otherwise become aware of any intent of an insurer to either claim any default on the part of Esperanza or any of its subsidiaries or not to renew any policy of insurance on its expiry or to increase any deductible or cost, except where such failure or default or other event would not reasonably be expected to have a Material Adverse Effect.

(oo)

Information. Esperanza has provided Alamos with access to all documents and information requested in Alamos’s due diligence request list, as the same has been supplemented from time to time. All information provided to Alamos was accurate in all material respects as at its respective date as stated therein, or, if any information provided to Alamos is undated, as of the date of its delivery to Alamos for purposes of the transactions contemplated by this Agreement, except where any such information provided to Alamos was provided to Esperanza by third parties, such information is, to Esperanza’s knowledge, true and accurate in all material respects as at its respective date as stated therein, or, if undated, as of the date of its delivery to Alamos.

(pp)

United States Securities Laws.

(i)

Esperanza is a “foreign private issuer” as defined in Rule 3b-4 under the U.S. Exchange Act

(ii)

Esperanza is not, and as of the Effective Time will not be, required to be registered as an “investment company” as such term is defined in the United States Investment Company Act of 1940, as amended.

(iii)

The Esperanza Shares are registered under Section 12(g) of the U.S. Exchange Act and the Esperanza Shares are quoted on the OTCQX.

(qq)

Foreign Corrupt Practices. Esperanza, its subsidiaries and its affiliates and any person acting on behalf of Esperanza, its subsidiaries and its affiliates have not made or offered any compensation, commission, agency fee, introduction fee, payment, gift, promise or advantage:

(i)

to a third-party, where such payment or advantage would violate any Law, including the United States Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations promulgated thereunder;

(ii)

to a third-party, which is based or calculated on any capital employed, cost incurred, cash flow, revenue, or profit earned or generated or estimated to be earned or generated by Esperanza or its affiliates or in respect of the Projects, except as may be required by any Law or by the terms of the Concessions; or

(iii)

to or for the use of any person, whether directly or through intermediaries, while knowing or being aware of a high probability that any such money or thing of value will be offered, paid, given or promised, directly or indirectly, to any public official, including any person holding a legislative, administrative or judicial office, exercising a public function for any government, public agency, public enterprise, public international organisation or non-governmental organization (collectively “Officials”), for the purposes of influencing any act or decision of such Officials in their official capacity, or inducing any such Officials to use their influence in obtaining or retaining business or property, including any interest in the Projects, for or with, or directing business to, Esperanza.

3.2

Survival of Representations and Warranties

The representations and warranties of Esperanza contained in this Agreement shall not survive the completion of the Arrangement and shall expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF SUBCO AND ALAMOS

4.1

Representations and Warranties

Each of Subco and Alamos hereby represents and warrants to and in favour of Esperanza as follows, and acknowledges that Esperanza is relying upon such representations and warranties in connection with the entering into of this Agreement:

(a)

Organization. Alamos and Subco are each corporations duly incorporated and validly existing under all applicable Laws of its jurisdiction of incorporation.

(b)

Authority Relative to this Agreement. Each of Subco and Alamos has the requisite partnership and corporate authority and capacity to enter into and to perform their respective obligations under this Agreement. The execution and delivery of this Agreement by each of Alamos and Subco, and the performance of their respective obligations hereunder have been authorized by all necessary partnership and corporate action, and no other corporate proceedings on their part are necessary to authorize this Agreement or the Arrangement. This Agreement has been duly executed and delivered by each of Subco and Alamos and constitutes a legal, valid and binding obligation of each of Subco and Alamos enforceable against it in accordance with its terms, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, reorganization or other laws of general application relating to or affecting rights of creditors and that equitable remedies, including specific performance, are discretionary.

(c)

Governmental Authorization. The execution, delivery and performance by the Subco and Alamos of their obligations under this Agreement and the consummation by them of the transactions contemplated hereby do not require any order, permit, approval, consent, waiver, license or similar authorization (“Authorizations”) or other action by or in respect of, or filing with, or notification to, any third party or Governmental Entity by Subco or Alamos other than: (i) the Interim Order and any approvals required by the Interim Order; (ii) the Final Order; and (iii) any Authorizations which, if not obtained, or any other actions by or in respect of, or filings with, or notifications to, any Governmental Entity which, if not taken or made, would not, individually or in the aggregate, materially impede the ability of the Subco or Alamos to consummate the Plan of Arrangement and the transactions contemplated hereby.

(d)

No Violations. Neither the execution and delivery of this Agreement by Subco or Alamos nor the completion of the Arrangement pursuant to the Plan of Arrangement nor compliance by each of Subco and Alamos with any of the provisions hereof will violate, conflict with, or result in a breach of any material provision of, require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under the articles, bylaws or Laws governing Subco or Alamos or result (with or without notice or the passage of time) in a violation or breach of or constitute a default under any provisions of any Laws applicable to Alamos or Subco or any of their respective assets or properties.

(e)

Sufficient Funds. Alamos has and Alamos or Subco will have at the Effective Time sufficient cash on hand to consummate the Arrangement and the other transactions contemplated by this Agreement.

(f)

Ownership of Esperanza Shares. Neither Alamos or Subco is the registered or beneficial owner, or has direction or control over, any Esperanza Shares.

(g)

Public Filings. Alamos has filed all documents in the Alamos Public Disclosure Record required to be filed by it in accordance with applicable Securities Laws in Canada. Alamos has filed all necessary documents and information required to be filed with the Securities Authorities, the SEC, the TSX and the New York Stock Exchange. All such documents and information comprising the Alamos Public Disclosure Record, as of their respective dates (and the dates of any amendments thereto):

(i)

did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading;

(ii)

with respect to the documents and information filed on SEDAR, complied in all material respects with the requirements of applicable Securities Laws in Canada, and any amendments to the Alamos Public Disclosure Record required to be made have been filed on a timely basis with the Securities Authorities or the TSX. Alamos has not filed any confidential material change report with any Securities Authorities or the SEC that at the date of this Agreement remains confidential; and

(iii)

with respect to the documents and information filed with the SEC, were prepared in accordance with the requirements of the U.S. Exchange Act.

4.2

Survival of Representations and Warranties

The representations and warranties of Subco and Alamos contained in this Agreement shall not survive the completion of the Arrangement and shall expire and be terminated at the Effective Time unless this Agreement is terminated, in which case such representations and warranties shall survive for a period of two (2) years following the date of such termination.

ARTICLE 5

COVENANTS OF ESPERANZA AND ALAMOS

5.1

Covenants of Esperanza Regarding the Conduct of Business

Esperanza covenants and agrees that, during the period from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, except as required or permitted by this Agreement, as required by applicable Laws or any Governmental Entities, or consented to by Alamos in writing, Esperanza shall, and shall cause each of its subsidiaries to, conduct its business in the ordinary course of business consistent with past practice. Without limiting the generality of the foregoing, from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, except as required or permitted by this Agreement or as required by applicable laws or any Governmental Entities, Esperanza shall not, nor shall it permit any of its subsidiaries to, directly or indirectly, without the prior written consent of Alamos (which consent shall not be unreasonably withheld or delayed):

(a)

take any action except in the ordinary course of business of Esperanza and its subsidiaries, and Esperanza shall use commercially reasonable efforts to maintain and preserve its and its subsidiaries’ business organization, assets, employees, goodwill and business relationships;

(b)

amend its notice of articles, articles, charter, by-laws or other comparable organizational documents or split, combine, reclassify or create a new class of any shares in the capital of Esperanza or any of its subsidiaries, or declare, set aside or pay any dividend or other distribution or payment (whether in cash, securities or property or any combination thereof) in respect of securities (other than Esperanza Shares) owned by any person or the securities of any subsidiary owned by a person other than Esperanza other than, in the case of any subsidiary wholly-owned by Esperanza, any dividends payable to Esperanza or any other wholly-owned subsidiary of Esperanza;

(c)

issue, grant, deliver, sell or pledge, or agree to issue, grant, deliver, sell or pledge, any shares or other securities of Esperanza or its subsidiaries, or any Esperanza Options or similar rights convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, shares or other securities of Esperanza or its subsidiaries, other than the issuance of Esperanza Shares issuable pursuant to the terms of the outstanding Esperanza Options, Esperanza Warrants and Esperanza RSUs;

(d)

redeem, purchase or otherwise acquire, or offer to redeem, purchase or otherwise acquire, any outstanding securities of Esperanza or any of its subsidiaries,

(e)

amend the terms of any of its securities;

(f)

adopt a plan of liquidation or resolution providing for the liquidation or dissolution of Esperanza or any of its subsidiaries;

(g)

amend its accounting policies or adopt new accounting policies, in each case except as required in accordance with GAAP;

(h)

make or amend any Tax election, change any method of Tax accounting, settle or compromise any Tax liability, file any materially amended Return, surrender any right to claim a material Tax refund, or consent to the extension or waiver of the limitation period applicable to any material Tax claim, assessment, reassessment or determination;

(i)

enter into, modify or terminate any Contract with respect to any of (a) through (h) outside of the ordinary course of business;

(j)

except as set forth in Schedule 5.1(j) of the Disclosure Letter:

(i)

except in the ordinary course of business consistent with past practice, sell, pledge, hypothecate, lease, license, sell and lease back, mortgage, dispose of or encumber or otherwise transfer, any assets, securities, properties, interests or businesses of Esperanza or any of its subsidiaries, for an amount greater than $75,000 in the aggregate;

(ii)

acquire (by merger, amalgamation, consolidation or acquisition of shares or assets or otherwise), directly or indirectly, any assets, securities, properties, interests, businesses, corporation, partnership or other business organization or division thereof, or make any investment either by the purchase of securities, contributions of capital, property transfer, or purchase or agree to purchase of any other property or assets of any other person, for an amount greater than $75,000 in the aggregate;

(iii)

except in the ordinary course of business consistent with past practice, incur, create, assume or otherwise become liable for, any indebtedness for borrowed money or any other liability or obligation or issue any debt securities or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other person, or make any loans, capital contributions, investments or advances;

(iv)

pay, discharge or satisfy any material claims, liabilities or obligations for an amount greater than $75,000;

(v)

waive, release, grant or transfer any rights of material value; or

(vi)

authorize or propose any of the foregoing, or enter into or modify any Contract to do any of the foregoing;

(k)

enter into or modify any Contract or series of Contracts resulting in a new Contract or series of related new Contracts or modifications to an existing Contract or series of related existing Contracts outside of the ordinary course of business;

(l)

other than as is necessary to comply with existing Contracts or as contemplated in this Agreement, or in accordance with the Esperanza Benefit Plans:

(i)

grant to any officer, employee, consultant or director of Esperanza or any of its subsidiaries an increase in compensation in any form, or grant any general salary increase;

(ii)

make any loan to any officer, employee, consultant or director of Esperanza or any of its subsidiaries;

(iii)

take any action with respect to the grant of any severance, change of control, bonus or termination pay to, or enter into any employment agreement, deferred compensation or other similar agreement (or amend such existing agreement) with, or hire or terminate employment (except for just cause) of, any officer, employee, consultant or director of Esperanza or any of its subsidiaries;

(iv)

increase any benefits payable under any existing severance or termination pay policies or employment agreements, or adopt or materially amend or make any contribution to any Esperanza Benefit Plan or other bonus, profit sharing, option, pension, retirement, deferred compensation, insurance, incentive compensation, compensation or other similar plan, agreement, trust, fund or arrangement for the benefit of directors, officers or employees or former directors, officers, employees of Esperanza or any of its subsidiaries;

(v)

increase compensation, bonus levels or other benefits payable to any director, executive officer, consultant or employee of Esperanza or any of its subsidiaries;

(vi)

provide for accelerated vesting, removal of restrictions or an exercise of any stock based or stock related awards (including stock options, stock appreciation rights, deferred share units, performance units and restricted share awards) upon a change of control occurring on or prior to the Effective Time; or

(vii)

establish, adopt or amend (except as required by applicable Law) any collective bargaining agreement or similar agreement;

(m)

settle, pay, discharge, satisfy, compromise, waive, assign or release any action, claim or proceeding brought against Esperanza and/or any of its subsidiaries or any action, claim or proceeding brought by any present, former or purported holder of its securities in connection with the transactions contemplated by this Agreement or the Plan of Arrangement for an amount that exceeds $75,000 in the aggregate;

(n)

enter into any agreement or arrangement that limits or otherwise restricts in any material respect Esperanza or any of its subsidiaries or any successor thereto, or that would, after the Effective Time, limit or restrict in any material respect Esperanza or any of its subsidiaries from competing in any manner;

(o)

waive, release or assign any material rights, claims or benefits of Esperanza or any of its subsidiaries;

(p)

except as disclosed in Schedule 5.1(p), enter into any agreement that if entered into prior to the date hereof would be a Material Contract or modify, amend in any material respect, transfer or terminate any Material Contract, or waive, release or assign any material rights or claims thereto or thereunder;

(q)

take any action or fail to take any action which action or failure to act would result in the material loss, expiration or surrender of, or the loss of any material benefit under, or reasonably be expected to cause any Governmental Entities to institute proceedings for the suspension, revocation or limitation of rights under, any material Permits necessary to conduct its businesses as now conducted; or fail to prosecute with commercially reasonable due diligence any pending applications to any Governmental Entities for Approvals;

(r)

take any action or fail to take any action that is intended to, or would reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impede the ability of Esperanza to consummate the Arrangement or the other transactions contemplated by this Agreement; or

(s)

agree, resolve or commit to do any of the foregoing.

Esperanza shall use its commercially reasonable efforts to cause the current insurance (or reinsurance) policies maintained by Esperanza or any of its subsidiaries, including directors’ and officers’ insurance, not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance or re-insurance companies of nationally recognized standing having comparable deductions and providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect; provided that, subject to Section 7.6, none of Esperanza or any of its subsidiaries shall obtain or renew any insurance (or re-insurance) policy for a term exceeding 12 months.

Esperanza shall promptly notify Alamos in writing of any circumstance or development that, to the knowledge of Esperanza, is or could reasonably be expected to constitute a Material Adverse Effect.

5.2

Covenants of Esperanza Relating to the Arrangement

Esperanza shall and shall cause its subsidiaries to perform all obligations required or desirable to be performed by Esperanza or any of its subsidiaries under this Agreement, cooperate with Subco and Alamos in connection therewith, and do all such other acts and things as may be necessary or desirable in order to consummate and make effective the transactions contemplated in this Agreement and, without limiting the generality of the foregoing, Esperanza shall and, where applicable, shall cause its subsidiaries to:

(a)

subject to obtaining confirmation that insurance coverage is maintained as contemplated in Section 7.6.1, prior to but effective on and subject to the Effective Date, Esperanza will use its commercially reasonable efforts to obtain and deliver to Alamos at the Effective Time duly executed and legally binding resignations, of each director and officer of Esperanza and its subsidiaries as Alamos may reasonably require, together with corresponding releases in favour of Esperanza and its subsidiaries in consideration for full payment by Esperanza or its applicable subsidiary of all obligations owed to such Persons, including any severance, change of control or termination payment, as applicable, each in form satisfactory to Alamos, acting reasonably;

(b)

apply for and use its commercially reasonable efforts to obtain all Key Regulatory Approvals relating to Esperanza or any of its subsidiaries which are typically applied for by an offeree and, in doing so, keep Alamos reasonably informed as to the status of the proceedings related to obtaining the Key Regulatory Approvals, including providing Alamos with copies of all related applications and notifications, in draft form (except where such material is confidential in which case it will be provided (subject to applicable Laws) to Alamos Counsel on an “external counsel” basis), in order for Alamos to provide its comments thereon, which shall be given due and reasonable consideration;

(c)

use its commercially reasonable efforts to obtain, as soon as practicable following execution of this Agreement, all third-party consents, approvals and notices required under any of the Material Contracts, and all Key Regulatory Approvals and Key Third-Party Consents;

(d)

if requested by Alamos, elect in its return of income under Part I of the Tax Act for its taxation year ending immediately before the acquisition of control of Esperanza not to have subsection 256(9) of the Tax Act apply; and

(e)

defend all lawsuits or other legal, regulatory or other proceedings against Esperanza challenging or affecting this Agreement or the consummation of the transactions contemplated hereby.

5.3

Covenants of Alamos Regarding the Performance of Obligations

5.3.1

Alamos and Subco shall perform all obligations required or desirable to be performed by Alamos or Subco under this Agreement, co-operate with Esperanza in connection therewith, and do all such other acts and things as may be necessary or desirable in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated in this Agreement and, without limiting the generality of the foregoing, Alamos and Subco shall:

(a)

 apply for and use its commercially reasonable efforts to obtain all Key Regulatory Approvals relating to Alamos or any of Alamos’s subsidiaries which are typically applied for by an offeror and, in doing so, keep Esperanza reasonably informed as to the status of the proceedings related to obtaining the Key Regulatory Approvals, including providing Esperanza with copies of all related applications and notifications in draft form (except where such material is confidential in which case it will be provided (subject to applicable Laws) to Esperanza Counsel on an “external counsel” basis), in order for Esperanza to provide its reasonable comments thereon;

(b)

apply for and use its commercially reasonable efforts to obtain the conditional approval of the listing on the TSX of the Alamos Warrants to be issued pursuant to the Arrangement, subject only to the satisfaction by Alamos of customary listing conditions of the TSX;

(c)

apply for and use its commercially reasonable efforts to obtain the conditional approval of the listing on the TSX and the New York Stock Exchange of the Alamo Shares issuable upon the due exercise of the Alamos Warrants, subject only to the satisfaction by Alamos of customary listing conditions of the TSX and the New York Stock Exchange, respectively;

(d)

use its commercially reasonably efforts to enter into such indenture or supplemental indenture, and such other agreements as are required in order to enable it to issue the Alamos Warrants in accordance with the Plan of Arrangement;

(e)

defend all lawsuits or other legal, regulatory or other proceedings against Alamos challenging or affecting this Agreement or the consummation of the transactions contemplated hereby;

(f)

not take any action that is intended to, or would reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impede the ability of Alamos or Subco to consummate the Arrangement or the other transactions contemplated by this Agreement; and

(g)

not purchase common shares of Esperanza during the term of this Agreement, except pursuant to the terms of this Agreement and the Plan of Arrangement.

5.4

Mutual Covenants

Each of the Parties covenants and agrees that, except as contemplated in this Agreement, during the period from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms:

(a)

it shall, and shall cause its subsidiaries to, use commercially reasonable efforts to satisfy (or cause the satisfaction of) the conditions precedent to its obligations hereunder as set forth in Article 6 to the extent the same is within its control and to take, or cause to be taken, all other action and to do, or cause to be done, all other things necessary, proper or advisable under all applicable Laws to complete the Plan of Arrangement, including using its commercially reasonable efforts to:

(i)

obtain all Key Regulatory Approvals required to be obtained by it;

(ii)

effect all necessary registrations, filings and submissions of information requested by Governmental Entities required to be effected by it in connection with the Plan of Arrangement;

(iii)

oppose, lift or rescind any injunction or restraining order against it or other order or action against it seeking to stop, or otherwise adversely affecting its ability to make and complete, the Plan of Arrangement;

(iv)

co-operate with the other Party in connection with the performance by it and its subsidiaries of their obligations hereunder;

(v)

subject to the terms and conditions of this Agreement, not knowingly take or cause to be taken any action which would reasonably be expected to prevent or materially delay the consummation of the transactions contemplated hereby;

(b)

it shall not, and shall cause its subsidiaries not to, take any action, refrain from taking any commercially reasonable action, or permit any action to be taken or not taken, which is inconsistent with this Agreement or which would reasonably be expected to significantly impede the making or completion of the Plan of Arrangement except as permitted by this Agreement; and

(c)

upon reasonable request by the other Party, it shall reasonably cooperate with the other Party to consider and investigate whether the Arrangement may be structured in a manner which is more tax efficient than that set out herein. If, following any such investigation, the Parties agree that it is necessary or advisable, the Parties shall amend the Plan of Arrangement and/or this Agreement in order to provide for a more tax efficient structure. Notwithstanding the foregoing, neither Esperanza nor Alamos shall be obligated to agree to any amendment if, in such Party’s opinion (acting reasonably), such amendment (i) would have adverse tax or other consequences to (1) Esperanza or the Esperanza Securityholders (or any of them) or on the benefits to be received under the Arrangement by them, or (2) Alamos or its shareholders or (ii) would require it to obtain approval of its securityholders other than at the Esperanza Meeting; or (iii) would prevent, delay or have an adverse effect on the Arrangement.

The Parties acknowledge that no deduction will be claimed by Esperanza in respect of any payment made to a holder of Esperanza Options in respect of the Esperanza Options pursuant to the Plan of Arrangement who is a resident of Canada or who is employed in Canada (both for purposes of the Tax Act), in computing Esperanza’s taxable income under the Tax Act, and Esperanza shall: (i) make an election pursuant to subsection 110(1.1) of the Tax Act in respect of the cash payments made in exchange for the surrender of Esperanza Options, and (ii) provide evidence in writing of such election to holders of Esperanza Options, it being understood that holders of Esperanza Options may be entitled to claim any deductions available to such holders pursuant to the Tax Act in respect of the calculation of any benefit arising from the surrender of Esperanza Options.

5.5

Employment Agreements

From the Effective time, and for a minimum of one year thereafter, Alamos shall cause Esperanza and its subsidiaries to comply with all of their respective obligations under all employment agreements which are in force as of the date of this Agreement.

5.6

Alamos Guarantee

Alamos hereby unconditionally and irrevocably guarantees the due and punctual performance by Subco of each and every obligation of Subco arising under this Agreement and the Arrangement.

ARTICLE 6
CONDITIONS

6.1

Mutual Conditions Precedent

The obligations of the Parties to complete the transactions contemplated by this Agreement, are subject to the fulfillment, on or before the Effective Time, of each of the following conditions precedent, each of which may only be waived with the mutual consent of the Parties:

(a)

the Arrangement Resolution shall have been approved and adopted by the Esperanza Shareholders at the Esperanza Meeting in accordance with the Interim Order;

(b)

the Interim Order and the Final Order shall each have been obtained on terms consistent with this Agreement, and shall not have been set aside or modified in a manner unacceptable to Esperanza and Alamos, acting reasonably, on appeal or otherwise;

(c)

there shall not exist any prohibition at Law, including a cease trade order, injunction or other prohibition or order at Law or under applicable legislation, against Alamos or Esperanza which shall prevent the consummation of the Arrangement;

(d)

no action, suit or proceeding, shall have been taken under any applicable Law or by any Governmental Entity, and no Law, policy, decision or directive (having the force of Law) shall have been enacted, promulgated, amended or applied, in each case:

(i)

 to enjoin or prohibit the Plan of Arrangement or the transactions contemplated by this Agreement; or

(ii)

which would render this Agreement or the Voting Agreements unenforceable in any way or frustrate the purpose and intent hereof or thereof;

(e)

the Key Regulatory Approvals shall have been obtained;

(f)

the Key Third-Party Consents shall have been obtained;

(g)

all necessary actions shall have been taken with respect to the Arrangement so that the Alamos Warrants to be issued in the United States pursuant to the Arrangement shall be exempt from the registration requirements of the U.S. Securities Act pursuant to Section 3(a)(10) of the U.S. Securities Act and similar exemptions under all applicable state securities laws; and (ii) the Final Order will serve as a basis of a claim to an exemption, pursuant to Section 3(a)(10) of the U.S. Securities Act from the registration requirements of the U.S. Securities Act, regarding the distribution of the Alamos Warrants pursuant to the Arrangement; provided, however, that Esperanza shall not be entitled to rely on the provisions of this Section 6.1(g) in failing to complete the transactions contemplated by this Agreement in the event that Esperanza fails to advise the Court prior to the hearing in respect of the Final Order, as required by the terms of the foregoing exemptions, that Alamos will rely on the foregoing exemptions based on the Court’s approval of the transaction; and

(h)

this Agreement shall not have been terminated in accordance with its terms.

6.2

Additional Conditions Precedent to the Obligations of Alamos and Subco

The obligations of Alamos and Subco to complete the transactions contemplated by this Agreement shall also be subject to the fulfillment of each of the following conditions precedent (each of which is for the exclusive benefit of Alamos and Subco and may be waived by Alamos and Subco):

(a)

all covenants of Esperanza and its subsidiaries under this Agreement to be performed on or before the Effective Time which have not been waived by Alamos shall have been duly performed by Esperanza and its subsidiaries in all material respects, and Alamos shall have received a certificate of Esperanza addressed to Alamos and dated the Effective Time, signed on behalf of Esperanza by two senior executive officers of Esperanza (on Esperanza’s behalf and without personal liability), confirming the same as at the Effective Date;

(b)

all representations and warranties of Esperanza set forth in this Agreement shall be true and correct in all material respects as of the Effective Time, as though made on and as of the Effective Time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), except where any failure or failures of any such representations and warranties would not reasonably be expected to have a Material Adverse Effect on Esperanza or materially impede the completion of the Arrangement contemplated hereby; and Alamos shall have received a certificate of Esperanza addressed to Alamos and dated the Effective Time, signed on behalf of Esperanza by two senior executive officers of Esperanza (on Esperanza’s behalf and without personal liability), confirming the same as at the Effective Date;

(c)

the Voting Agreements shall have been entered into by the Locked-Up Shareholders and:

(i)

all representations and warranties made by Locked-Up Shareholders in the Voting Agreements shall be true and correct in all material respects, as if made on and as of the Effective Date (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date);

(ii)

the Locked-Up Shareholders shall have complied in all material respects with all covenants set forth in the Voting Agreements that are to be complied with on or before the Effective Date;

(iii)

the Voting Agreements shall not have been terminated; and

(iv)

no event shall have occurred that, with notice or lapse of time or both, would give Alamos the right to terminate any of the Voting Agreements;

(d)

since the date of this Agreement, there shall not have occurred any event, occurrence, development or circumstance that, individually or in the aggregate has had or could reasonably be expected to have a Material Adverse Effect on Esperanza;

(e)

all approvals, consents, registrations, permits, authorizations and other considerations, including the Key Third-Party Consents, required to be obtained from any Governmental Entity or other Person that are necessary, proper or advisable to consummate the transactions contemplated by this Agreement the failure of which to obtain, individually or in the aggregate, would be reasonably expected to have a Material Adverse Effect with respect to Esperanza, shall have been obtained; and

(f)

the number of Esperanza Shares held by Esperanza Shareholders who have validly exercised Dissent Rights is not more than 10% of the outstanding Esperanza Shares.

The foregoing conditions will be for the sole benefit of Subco and Alamos and may be waived by them in whole or in part at any time.

6.3

Additional Conditions Precedent to the Obligations of Esperanza

The obligations of Esperanza to complete the transactions contemplated by this Agreement shall also be subject to the following conditions precedent (each of which is for the exclusive benefit of Esperanza and may be waived by Esperanza):

(a)

all covenants of Subco and Alamos under this Agreement to be performed on or before the Effective Time shall have been duly performed by Subco and Alamos in all material respects, and Esperanza shall have received a certificate of Alamos, addressed to Esperanza and dated the Effective Time, signed on behalf of Alamos by two of its senior executive officers (on Alamos’s behalf and without personal liability), confirming the same as of the Effective Date;

(b)

all representations and warranties of Alamos and Subco set forth in this Agreement shall be true and correct in all material respects as of the Effective Time, as though made on and as of the Effective Time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), except where any failure or failures of any such representations and warranties would not reasonably be expected to materially impede the completion of the Arrangement contemplated hereby; and Esperanza shall have received a certificate of Subco and Alamos, addressed to Esperanza and dated the Effective Time, signed on behalf of each of Subco and Alamos by two senior executive officers of each of Subco and Alamos (on Subco’s or Alamos’s behalf and without personal liability), confirming the same as at the Effective Date;

(c)

the TSX shall have conditionally approved the listing of: (i) the Alamos Warrants to be issued pursuant to the Arrangement; and (ii) the Alamo Shares issuable upon the due exercise of the Alamos Warrants, subject only to the satisfaction by Alamos of customary listing conditions of the TSX; and

(d)

the New York Stock Exchange shall have conditionally approved the listing of the Alamo Shares issuable upon the due exercise of the Alamos Warrants, subject only to the satisfaction by Alamos of customary listing conditions of the New York Stock Exchange.

The foregoing conditions will be for the sole benefit of Esperanza and may be waived by it in whole or in part at any time.

6.4

Satisfaction of Conditions

The conditions precedent set out in Section 6.1, Section 6.2 and Section 6.3 shall be conclusively deemed to have been satisfied, waived or released at the Effective Time.

ARTICLE 7

ADDITIONAL AGREEMENTS

7.1

Notice and Cure Provisions

Each Party will give prompt notice to the other of the occurrence, or failure to occur, at any time from the date hereof until the earlier to occur of the termination of this Agreement and the Effective Time of any event or state of facts which occurrence or failure would, or would be likely to:

(a)

cause any of the representations or warranties of any Party contained herein to be untrue or inaccurate in any material respect on the date hereof or at the Effective Time (provided that this paragraph (a) shall not apply in the case of any event or state of facts resulting from actions or omissions of a Party which are permitted or required by this Agreement); or

(b)

result in the failure to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by any Party hereunder prior to the Effective Time.

Alamos and Subco may not exercise their rights to terminate this Agreement pursuant to Section 8.2.1(c)(iii) and Esperanza may not exercise its right to terminate this Agreement pursuant to Section 8.2.1(d)(iii) unless the Party intending to rely thereon has delivered a written notice to the other Party specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which the Party delivering such notice is asserting as the basis for the non-fulfilment or the applicable condition or termination right, as the case may be. If any such notice is delivered, provided that a Party is proceeding diligently to cure such matter and such matter is capable of being cured, no Party may terminate this Agreement until the expiration of a period of fifteen (15) business days from such notice, and then only if such matter has not been cured by such date. If such notice has been delivered prior to either the making of the application for the Final Order, such application and such filing shall be postponed until the expiry of such period. For greater certainty, in the event that such matter is cured within the time period referred to herein without a Material Adverse Effect, this Agreement may not be terminated as a result of the cured breach.

7.2

Non-Solicitation

7.2.1

Except as otherwise expressly provided in this Section 7.2, Esperanza shall not, directly or indirectly, through any officer, director, employee, representative (including any financial or other advisor) or agent of Esperanza or any of its subsidiaries (collectively, the “Representatives”):

(a)

solicit, initiate, knowingly encourage or facilitate (including by way of furnishing information or entering into any form of agreement, arrangement or understanding) the initiation of any inquiries or proposals regarding an Acquisition Proposal;

(b)

participate in any substantive discussions or negotiations with any person (other than Alamos or any of its affiliates) regarding an Acquisition Proposal;

(c)

approve, accept, endorse or recommend, or propose publicly to accept, approve, endorse or recommend, any Acquisition Proposal;

(d)

accept or enter into or publicly propose to accept or enter into, any agreement, understanding or arrangement or other contract in respect of an Acquisition Proposal; or

(e)

make a Change in Recommendation.

7.2.2

Except as otherwise provided in this Section 7.2, Esperanza shall, and shall cause its subsidiaries and Representatives to immediately cease and cause to be terminated any solicitation, encouragement, discussion or negotiation with any persons conducted heretofore by Esperanza, its subsidiaries or any Representatives with respect to any Acquisition Proposal or any other transaction involving the potential issuance of any Esperanza Shares or other securities of Esperanza. Esperanza agrees that neither it nor any of its subsidiaries, shall terminate, waive, amend or modify any provision of any existing confidentiality agreement relating to an Acquisition Proposal or any standstill agreement to which it or any of its subsidiaries is a party (it being acknowledged and agreed that the automatic termination of any standstill provisions of any such agreement as the result of the entering into and announcement of this Agreement by Esperanza, pursuant to the express terms of any such agreement, shall not be a violation of this Section 7.2.2) and Esperanza undertakes to enforce all standstill, non-disclosure, non-disturbance, non-solicitation and similar covenants that it or any of its subsidiaries have entered into prior to the date hereof, provided that Esperanza shall not be prevented from considering any Acquisition Proposal if the provisions of this Section 7.2 are otherwise complied with.

7.2.3

Notwithstanding Sections 7.2.1 and 7.2.2 and any other provision of this Agreement or of any other agreement between the Parties or between Esperanza and any other person, including the provisions of any confidentiality or standstill agreement, if at any time following the date of this Agreement and prior to obtaining the approval of the Arrangement Resolution at the Esperanza Meeting, Esperanza receives a written Acquisition Proposal that the Esperanza Board determines in good faith, after consultation with its financial advisors and Esperanza Counsel, constitutes or could reasonably be expected to result in a Superior Proposal, then Esperanza may, provided it is in compliance with Sections 7.2.1 and 7.2.4:

(a)

furnish information with respect to Esperanza and its subsidiaries to the person making such Acquisition Proposal; and/or

(b)

enter into, participate, facilitate and maintain discussions or negotiations with, and otherwise cooperate with or assist, the person making such Acquisition Proposal,

provided that Esperanza shall not, and shall not allow its Representatives to, disclose any nonpublic information with respect to Esperanza to such person if such non-public information has not been previously provided to, or is not concurrently provided to, Alamos; and without Esperanza entering into a confidentiality agreement with such person containing terms and conditions that are customary for such agreements in the mining industry, but in no case that are no more favourable to such person than those found in the Confidentiality Agreement.

7.2.4

Esperanza shall promptly notify Alamos, at first orally and then in writing, within 24 hours of receipt of the Acquisition Proposal, if it receives an Acquisition Proposal, including the material terms and conditions thereof, and the identity of the person or persons making the Acquisition Proposal, and shall include copies of any such proposal, inquiry, offer or request, or any amendment to any of the foregoing. Esperanza shall thereafter also provide such other details of such proposal, inquiry, offer or request, or any amendment to any of the foregoing, as Alamos may reasonably request. Esperanza shall promptly keep Alamos fully informed as to the status, including any changes to the material terms, of such proposal, inquiry, offer or request, or any amendment to any of the foregoing, and shall respond promptly to all inquiries from Alamos with respect thereto.

7.2.5

Notwithstanding anything in this Agreement to the contrary, but subject to Section 7.3, if at any time following the date of this Agreement and prior to obtaining the Esperanza Shareholder Approval at the Esperanza Meeting, Esperanza receives an Acquisition Proposal which the Esperanza Board concludes in good faith constitutes a Superior Proposal, then the Esperanza Board may, subject to compliance with the procedures set forth in Section 8.2 and Section 7.4, terminate this Agreement to enter into a definitive agreement with respect to such Superior Proposal.

7.2.6

Nothing contained in this Agreement shall prohibit the Esperanza Board from taking any action or making a Change in Recommendation or from making any disclosure to any securityholder of Esperanza prior to the Effective Time, if, in the good faith judgment of the Esperanza Board, after consultation with Esperanza Counsel, failure to take such action or make such disclosure would be inconsistent with the Esperanza Board’s exercise of its fiduciary duties or such action or disclosure is otherwise required under applicable Law (including by responding to an Acquisition Proposal under a directors’ circular or otherwise as required under Securities Laws); provided that, for greater certainty, in the event of a Change of Recommendation and a termination by Alamos of this Agreement pursuant to Section 8.2.1(c)(i), Esperanza shall pay the Termination Fee as required by Section 7.4. In addition, subject to the provisions of this Section 7.2 and Section 7.3, nothing contained in this Agreement shall prevent Esperanza or the Esperanza Board from calling and holding a meeting of Esperanza Shareholders, or any of them, requisitioned by Esperanza Shareholders, or any of them, in accordance with the BCBCA or ordered to be held by a court in accordance with applicable Laws.

7.3

Right to Match

7.3.1

Esperanza covenants that it will not accept, approve, endorse, recommend or enter into any agreement, understanding or arrangement in respect of a Superior Proposal (other than a confidentiality and standstill agreement permitted by Section 7.2.3) unless:

(a)

Esperanza has complied with its obligations under Section 7.2 and has provided Alamos with a copy of the Superior Proposal; and

(b)

a period (the “Response Period”) of five (5) business days has elapsed from the date that is the later of:

(i)

the date on which Alamos receives written notice from the Esperanza Board that the Esperanza Board has determined, subject only to compliance with this Section 7.3, to accept, approve, endorse, recommend or enter into a definitive agreement with respect to such Superior Proposal; and

(ii)

the date Alamos receives a copy of the Superior Proposal.

7.3.2

During the Response Period, Alamos will have the right, but not the obligation, to offer to amend this Agreement and the Plan of Arrangement, including an increase in, or modification of, the aggregate consideration. The Esperanza Board shall review any such offer by Alamos to amend this Agreement and the Plan of Arrangement to determine whether the Acquisition Proposal to which Alamos is responding would continue to be a Superior Proposal when assessed against the Arrangement as it is proposed in writing by Alamos to be amended. If the Esperanza Board determines that the Acquisition Proposal no longer constitutes a Superior Proposal, the Esperanza Board will cause Esperanza to enter into an amendment to this Agreement with Alamos incorporating the amendments to the Agreement and Plan of Arrangement as set out in the written offer to amend, and will promptly reaffirm its recommendation of the Arrangement and by the prompt issuance of a press release to that effect. If the Esperanza Board determines that the Acquisition Proposal continues to be a Superior Proposal, Esperanza may approve and recommend that holders of Esperanza Shares accept such Superior Proposal and may terminate this Agreement pursuant to Section 8.2.1(d)(i) in order to accept or enter into an agreement, understanding or arrangement to proceed with the Superior Proposal.

7.3.3

Each successive amendment to any Acquisition Proposal that results in an increase in, or modification of, the consideration (or value of such consideration) to be received by the holders of the Esperanza Shares shall constitute a new Acquisition Proposal for the purposes of this Section 7.3 and Alamos shall be afforded a new Response Period and the rights afforded in Section 7.3.2 in respect of each such Acquisition Proposal.

7.3.4

Where at any time before the Esperanza Meeting, Esperanza has provided Alamos with a notice under Section 7.3.1 hereof, an Acquisition Proposal has been publicly disclosed or announced, and the Response Period will not elapse at least three (3) business days prior to the scheduled date for the Esperanza Meeting, then, subject to applicable Laws, Esperanza may and, at Alamos’s request, Esperanza will, postpone or adjourn the Esperanza Meeting to a date acceptable to Alamos, acting reasonably, which shall not be later than ten days after the scheduled date of the Esperanza Meeting and shall, in the event that Alamos and Esperanza amend the terms of this Agreement pursuant to Section 7.3.2 hereof, ensure that the details of such amended Agreement are communicated to the Esperanza Shareholders prior to the resumption of the adjourned Esperanza Meeting.

7.4

Expenses and Termination Fees

7.4.1

Except as otherwise provided herein, all fees, costs and expenses incurred in connection with this Agreement and the Plan of Arrangement shall be paid by the Party incurring such fees, costs or expenses.

7.4.2

If a Termination Fee Event occurs, Esperanza shall pay Alamos (by wire transfer of immediately available funds) the Termination Fee in accordance with Section 7.4.4.

7.4.3

For the purposes of this Agreement, “Termination Fee Event” means the termination of this Agreement:

(a)

by Alamos, pursuant to:

(i)

Section 8.2.1(c)(i);

(ii)

Section 8.2.1(c)(iii), provided that the breach is a material breach of a covenant;

(iii)

Section 8.2.1(c)(iv), provided that the breach is a material breach; or

(iv)

Section 8.2.1(c)(vi);

(b)

by Esperanza, pursuant to Section 8.2.1(d)(i); or

(c)

by Alamos, pursuant to Section 8.2.1(b)(i), or Section 8.2.1(c)(v) or by either Party pursuant to 8.2.1(b)(iii), but only if, in the case of this paragraph (c), prior to the earlier of the termination of this Agreement or the holding of the Esperanza Meeting, a bona fide Acquisition Proposal, or the intention to make an Acquisition Proposal, with respect to Esperanza shall have been publicly announced by any person (other than Alamos, Subco or any of its affiliates) and within six (6) months following the date of such termination:

(i)

such Acquisition Proposal is consummated; or

(ii)

Esperanza and/or one or more of its subsidiaries enters into a definitive agreement in respect of, or the Esperanza Board approves or recommends, such Acquisition Proposal which is subsequently consummated at any time thereafter;

provided that, for the purposes of this Section 7.4.3(c), all references to “20%” in the definition of “Acquisition Proposal” shall be deemed to be references to “50%”.

7.4.4

If a Termination Fee Event occurs due to a termination of this Agreement by Esperanza pursuant to Section 8.2.1(d)(i), or by Alamos pursuant to Section 8.2.1(c)(i) or Section 8.2.1(c)(vi), the Termination Fee shall be payable simultaneously with the occurrence of such Termination Fee Event. If a Termination Fee Event occurs due to a termination of this Agreement by Alamos pursuant to Section 8.2.1(c)(iii) or 8.2.1(c)(iv), the Termination Fee shall be payable within two (2) business days following such Termination Fee Event. If a Termination Fee Event occurs in the circumstances set out in Section 7.4.3(c), the Termination Fee shall be payable within two business days following the closing of the applicable transaction referred to therein.

7.4.5

If this Agreement is terminated pursuant to Section 8.2.1(b)(iii), Esperanza shall pay or cause to be paid to Alamos all of the out-of-pocket fees and expenses of Alamos (the “Alamos Expense Reimbursement Payment”) incurred in connection with the transactions provided for in this Agreement, subject to a maximum of $500,000 in the aggregate, in immediately available funds by way of wire transfer prior to such termination; provided, however, that any such Alamos Expense Reimbursement Payment shall be credited against any Termination Fee payable to Alamos. If this Agreement is terminated pursuant to Section 8.2.1(d)(iii), Alamos shall pay or cause to be paid to Esperanza all of the out-of-pocket fees and expenses of Esperanza (the “Esperanza Expense Reimbursement Payment”) incurred in connection with the transactions provided for in this Agreement, subject to a maximum of

$500,000 in the aggregate, in immediately available funds by way of wire transfer prior to such termination.

7.4.6

Each of the Parties acknowledges that the agreements contained in this Section 7.4 are an integral part of the transactions contemplated in this Agreement and that, without those agreements, the Parties would not enter into this Agreement. Each Party acknowledges that all of the payment amounts set out in this Section 7.4 are payments of liquidated damages which are a genuine pre-estimate of the damages, which the Party entitled to such damages will suffer or incur as a result of the event giving rise to such payment and the resultant termination of this Agreement and are not penalties. Esperanza irrevocably waives any right it may have to raise as a defense that any such liquidated damages are excessive or punitive. For greater certainty, each Party agrees that, upon any termination of this Agreement under circumstances where Alamos is entitled to the Termination Fee or Alamos Expense Reimbursement Payment and such Termination Fee or Alamos Expense Reimbursement Payment is paid in full, Alamos shall be precluded from any other remedy against Esperanza at law or in equity or otherwise (including, without limitation, an order for specific performance), and shall not seek to obtain any recovery, judgment, or damages of any kind, including consequential, indirect, or punitive damages, against Esperanza or any of its subsidiaries or any of their respective directors, officers, employees, partners, managers, members, shareholders or affiliates in connection with this Agreement or the transactions contemplated hereby.

7.4.7

Nothing in this Section 7.4 shall preclude a Party from seeking injunctive relief to restrain any breach or threatened breach of the covenants or agreements set forth in this Agreement or otherwise to obtain specific performance of any such covenants or agreements, without the necessity of posting bond or security in connection therewith.

7.4.8

In no event shall Esperanza be obligated to pay to Alamos an amount in respect of the termination of this Agreement that is, in aggregate, in excess of the Termination Fee.

7.5

Access to Information; Confidentiality

From the date hereof until the earlier of the Effective Time and the termination of this Agreement, subject to compliance with applicable Law and the terms of any existing Contracts, Esperanza shall, and shall cause its subsidiaries and their respective officers, directors, employees, independent auditors, accounting advisers and agents to, afford to Alamos and to the officers, employees, agents and representatives of Alamos such access as Alamos may reasonably require at all reasonable times, including for the purpose of facilitating integration business planning, to their officers, employees, agents, properties, books, records and Contracts, and shall furnish Alamos with all data and information as Alamos may reasonably request. Alamos and Esperanza acknowledge and agree that information furnished pursuant to this Section 7.5 shall be subject to the terms and conditions of the Confidentiality Agreement.

7.6

Insurance and Indemnification

7.6.1

Alamos will, or will cause Esperanza and its subsidiaries to maintain in effect without any reduction in scope or coverage for six years from the Effective Date customary policies of directors’ and officers’ liability insurance providing protection no less favourable to the protection provided by the policies maintained by Esperanza and its subsidiaries which are in effect immediately prior to the Effective Date and providing protection in respect of claims arising from facts or events which occurred on or prior to the Effective Date; provided, however, that Alamos acknowledges and agrees that prior to the Effective Date, Esperanza may, in the alternative, purchase run-off directors’ and officers’ liability insurance for a period of up to six years from the Effective Date.

7.6.2

Alamos agrees that it shall directly honour all rights to indemnification or exculpation now existing in favour of present and former officers and directors of Esperanza and its subsidiaries to the extent that they are disclosed in Schedule 7.6.2 of the Disclosure Letter, and acknowledges that such rights, to the extent that they are disclosed in Schedule 7.6.2 of the Disclosure Letter, shall survive the completion of the Plan of Arrangement and shall continue in full force and effect for a period of not less than six years from the Effective Date.

7.6.3

The provisions of this Section 7.6 are intended for the benefit of, and shall be enforceable by, each insured or indemnified person, his or her heirs and his or her legal representatives and, for such purpose, Esperanza hereby confirms that it is acting as agent and trustee on their behalf. Furthermore, this Section 7.6 shall survive the termination of this Agreement as a result of the occurrence of the Effective Date for a period of six years.

ARTICLE 8

TERM, TERMINATION, AMENDMENT AND WAIVER

8.1

Term

This Agreement shall be effective from the date hereof until the earlier of the Effective Time and the termination of this Agreement in accordance with its terms.

8.2

Termination

8.2.1

This Agreement may be terminated and the Arrangement may be abandoned at any time prior to the Effective Time (notwithstanding any approval of this Agreement or the Arrangement Resolution by the Esperanza Shareholders or the Arrangement by the Court):

(a)

by mutual written agreement of Esperanza and Alamos; or

(b)

by either Esperanza or Alamos, if:

(i)

the Effective Time shall not have occurred on or before the Outside Date, except that the right to terminate this Agreement under this Section 8.2.1(b)(i) shall not be available to any Party whose failure to fulfill any of its obligations or breach of any of its representations and warranties under this Agreement has been the cause of, or resulted in, the failure of the Effective Time to occur by such Outside Date; or

(ii)

after the date hereof, there shall be enacted or made any applicable Law that makes consummation of the Arrangement illegal or otherwise prohibited or enjoins Esperanza or Alamos from consummating the

Arrangement and such applicable Law (if applicable) or enjoinment shall have become final and non-appealable; or

(iii)

the Arrangement Resolution shall have failed to obtain the Esperanza Shareholder Approval at the Esperanza Meeting (including any adjournment or postponement thereof) in accordance with the Interim Order; or

(c)

by Alamos, if:

(i)

prior to obtaining the Esperanza Shareholder Approval, the Esperanza Board fails to recommend or withdraws, amends, modifies or qualifies, in a manner adverse to Alamos (or fails to reaffirm its recommendation of the Arrangement within five business days (and in any case prior to the Esperanza Meeting) after having been requested in writing by Alamos to do so), in a manner adverse to Alamos, (it being understood that the taking of a neutral position or no position with respect to an Acquisition Proposal beyond a period of five business days (or beyond the date which is one day prior to the Esperanza Meeting, if sooner) shall be considered an adverse modification) (a “Change in Recommendation”); or

(ii)

any of the conditions set forth in Section 6.1 or Section 6.2 is not satisfied, and such condition is incapable of being satisfied by the Outside Date;

(iii)

subject to Section 7.1, a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Esperanza set forth in this Agreement (other than as set forth in Section 7.2) shall have occurred that would cause the conditions set forth in Section 6.1 or Section 6.2 not to be satisfied, and such conditions are incapable of being satisfied by the Outside Date; provided that Alamos is not then in breach of this Agreement so as to cause any of the conditions set forth in Section 6.1 or Section 6.3 not to be satisfied; or

(iv)

Esperanza is in breach or in default of any of its obligations or covenants set forth in Section 7.2 other than an immaterial breach of Esperanza’s obligation under Section 7.2 to provide notice of an Acquisition Proposal to Alamos within a prescribed period;

(v)

the Esperanza Meeting has not occurred on or before September 4, 2013, provided that the right to terminate this Agreement pursuant to this Section 8.2.1(c)(v) shall not be available to Alamos if the failure by Alamos to fulfil any obligation hereunder is the cause of, or results in, the failure of the Esperanza Meeting to occur on or before such date; or

(vi)

the Esperanza Board authorizes Esperanza to enter into a binding written agreement relating to a Superior Proposal;

(d)

by Esperanza, if

(i)

the Esperanza Board authorizes Esperanza, subject to complying with the terms of this Agreement, to enter into a legally binding agreement with respect to a Superior Proposal other than a confidentiality agreement as permitted under Section 7.2.3; provided that concurrently with such termination, Esperanza pays the Termination Fee payable pursuant to Section 7.4;

(ii)

any of the conditions set forth in Section 6.1 or Section 6.3 is not satisfied, and such condition is incapable of being satisfied by the Outside Date; or

(iii)

subject to Section 7.1, a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Alamos set forth in this Agreement shall have occurred that would cause the conditions set forth in Section 6.1 or Section 6.3 not to be satisfied, and such conditions are incapable of being satisfied by the Outside Date; provided that Esperanza is not then in breach of this Agreement so as to cause any of the conditions set forth in Section 6.1 or Section 6.2 not to be satisfied.

8.2.2

The Party desiring to terminate this Agreement pursuant to this Section 8.2 (other than pursuant to Section 8.2.1(a)) shall give notice of such termination to the other Parties.

8.2.3

If this Agreement is terminated pursuant to this Section 8.2, this Agreement shall become void and of no effect without liability of any Party (or any shareholder, director, officer, employee, agent, consultant or representative of such Party) to any other Party hereto, except as otherwise expressly contemplated hereby, and provided that the provisions of this Section 8.2.3 and Sections 7.4, 9.3, 9.6 and 9.7 shall survive any termination hereof pursuant to Section 8.2.1; provided further that neither the termination of this Agreement nor anything contained in this Section 8.2 shall relieve a Party from any liability arising on or prior to such termination.

8.3

Amendment

This Agreement and the Plan of Arrangement may, at any time and from time to time before or after the holding of the Esperanza Meeting but not later than the Effective Time, be amended by mutual written agreement of the Parties, and any such amendment may, subject to the Interim Order and the Final Order and applicable Law, without limitation:

(a)

change the time for performance of any of the obligations or acts of the Parties;

(b)

waive any inaccuracies or modify any representation or warranty contained herein or in any document delivered pursuant hereto;

(c)

waive compliance with or modify any of the covenants herein contained and waive or modify performance of any of the obligations of the Parties; and/or

(d)

waive compliance with or modify any mutual conditions precedent herein contained.

8.4

Waiver

Any Party may:

(a)

extend the time for the performance of any of the obligations or acts of the other Party;

(b)

waive compliance, except as provided herein, with any of the other Party’s agreements or the fulfilment of any conditions to its own obligations contained herein; or

(c)

waive inaccuracies in any of the other Party’s representations or warranties contained herein or in any document delivered by the other Party,

provided, however, that any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party and, unless otherwise provided in the written waiver, will be limited to the specific breach or condition waived; and provided further that, for the purposes of this Section 8.4, Subco and Alamos shall be deemed to constitute one and the same Party.

ARTICLE 9

GENERAL PROVISIONS

9.1

Privacy

Each Party shall comply with applicable privacy Laws in the course of collecting, using and disclosing personal information about an identifiable individual (the “Transaction Personal Information”). Alamos and Subco shall not disclose Transaction Personal Information to any person other than to its advisors who are evaluating and advising on the transactions contemplated by this Agreement. If Alamos and Subco complete the transactions contemplated by this Agreement, Alamos and Subco shall not, following Closing, without the consent of the individuals to whom such Transaction Personal Information relates or as permitted or required by applicable Law, use or disclose Transaction Personal Information:

(a)

for purposes other than those for which such Transaction Personal Information was collected by Esperanza prior to the Closing;

(b)

which does not relate directly to the carrying on of Esperanza’s business or to the carrying out of the purposes for which the transactions contemplated by this Agreement were implemented; and

(c)

as otherwise required by law.

Alamos and Subco shall protect and safeguard the Transaction Personal Information against unauthorized collection, use or disclosure. Alamos and Subco shall cause its advisors to observe the terms of this Section 9.1 and to protect and safeguard Transaction Personal Information in their possession. If this Agreement shall be terminated, Alamos and Subco shall promptly deliver to Esperanza all Transaction Personal Information in its possession or in the possession of any of its advisors, including all copies, reproductions, summaries or extracts thereof.

9.2

Notices

All notices and other communications given or made pursuant hereto shall be in writing and shall be deemed to have been duly given or made as of the date delivered if delivered personally or if sent by facsimile or e-mail transmission, on a business day between the hours of midnight and 5:00 p.m. recipient local time on that business day, provided if it is received later or not on a business day, then the next business day, or as of the following business day if sent by prepaid overnight courier, to the Parties at the following addresses (or at such other addresses as shall be specified by any Party by notice to the other given in accordance with these provisions):

(a)

if to Esperanza:

Esperanza Resources Corp.

Suite 1400

400 Burrard Street

Vancouver, British Columbia

Canada V6C 3A6

Attention:

President and Chief Executive Officer

Facsimile:

604-688-0094

with a copy (which shall not constitute notice) to:

Stikeman Elliott LLP

1700, 666 Burrard Street

Vancouver, British Columbia

Canada V6C 2X8

Attention:

John E. Stark

Facsimile:

604-681-1825

(b)

if to Alamos or Subco:

Alamos Gold Inc.

2200-130 Adelaide St. W.

Toronto, Ontario

Canada M5H 3P5

Attention:

Matthew Howorth

Facsimile:

416-368-2934

with a copy (which shall not constitute notice) to:

Torys LLP

79 Wellington Street West, Suite 3000

Toronto, Ontario

Attention:

Kevin Morris

Facsimile:

416-865-7380

9.3

Governing Law; Waiver of Jury Trial

This Agreement, other than the Plan of Arrangement, which shall be governed by the laws of the Province of British Columbia, shall be governed, including as to validity, interpretation and effect, by the laws of the Province of British Columbia and the laws of Canada applicable therein. Each of the Parties hereby irrevocably attorns to the jurisdiction of the Courts of the Province of British Columbia in respect of all matters arising under and in relation to this Agreement and waives any defences to the maintenance of an action in the Courts of the Province of British Columbia. EACH PARTY TO THIS AGREEMENT HEREBY WAIVES ANY RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THE ACTIONS OF THE PARTIES IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT OF THIS AGREEMENT.

9.4

Injunctive Relief

Subject to Section 7.4, the Parties agree that irreparable harm would occur for which monetary damages would not be an adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to seek an injunction or injunctions and other equitable relief to prevent breaches of this Agreement, any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief hereby being waived.

9.5

Time of Essence

Time shall be of the essence in this Agreement.

9.6

Entire Agreement, Binding Effect and Assignment

9.6.1

Alamos or Subco may assign all or any part of its rights under this Agreement to, and its obligations under this Agreement may be assumed by, a direct or indirect subsidiary of Alamos, provided that if such assignment and/or assumption takes place, Alamos shall continue to be liable jointly and severally with such subsidiary for all of its obligations hereunder. This Agreement shall be binding on and shall enure to the benefit of the Parties and their respective successors and permitted assigns.

9.6.2

Except as expressly permitted by the terms hereof, neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned by any of the Parties without the prior written consent of the other Parties.

9.6.3

This Agreement (including the exhibits and schedules hereto and the Disclosure Letter) and the Confidentiality Agreement constitute the entire agreement, and supersede all other prior agreements and understandings, both written and oral, between the parties, or any of them, with respect to the subject matter hereof and thereof and, except as expressly provided herein, this Agreement is not intended to and shall not confer upon any person other than the Parties any rights or remedies hereunder.

9.7

Severability

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

9.8

Counterparts, Execution

This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument. The Parties shall be entitled to rely upon delivery of an executed facsimile or similar executed electronic copy of this Agreement, and such facsimile or similar executed electronic copy shall be legally effective to create a valid and binding agreement between the Parties.

[Remainder of page intentionally left blank. Signature page follows.]

IN WITNESS WHEREOF Subco, Alamos and Esperanza have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

ALAMOS GOLD INC.

By:

"John A. McCluskey"

Name

John A. McCluskey

Title

President and CEO

0975064 B.C. LTD.

By:

"Matthew Howorth"

Name

Matthew Howorth

Title

VP Legal & Corporate Secretary

ESPERANZA RESOURCES CORP.

By:

"Greg D. Smith"

Name

Greg D. Smith

Title

President and CEO

A-1

SCHEDULE A

PLAN OF ARRANGEMENT

See attached.

PLAN OF ARRANGEMENT
UNDER SECTION 288 OF THE

BUSINESS CORPORATIONS ACT (BRITISH COLUMBIA)

ARTICLE 1

DEFINITIONS AND INTERPRETATION

1.1

Definitions

In this Plan of Arrangement, unless the context otherwise requires, the following words and terms with the initial letter or letters thereof capitalized shall have the meanings ascribed to them below:

(a)

“Alamos” means Alamos Gold Inc., a corporation existing under the laws of British Columbia;

(b)

“Alamos Share” means a common share in the capital of Alamos;

(c)

“Alamos Warrant” means a warrant to purchase from Alamos one Alamos Share for a price per Alamos Share equal to the Exercise Price, with exercisability and all other terms and condition of such warrants being the same terms and conditions of the Esperanza Warrants in effect immediately prior to the Effective Time;

(d)

“Arrangement” means the arrangement under section 288 of the BCBCA on the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments or variations thereto made in accordance with section 8.3 of the Arrangement Agreement or this Plan of Arrangement or made at the direction of the Court in the Final Order;

(e)

“Arrangement Agreement” means the arrangement agreement dated July 12, 2013 among Esperanza, Alamos and Subco, as amended, amended and restated or supplemented prior to the Effective Date;

(f)

“Arrangement Resolution” means the special resolution of the Esperanza Shareholders approving the Arrangement and certain other related matters by an affirmative vote of at least two-thirds of the votes cast at the Esperanza Meeting in person or by proxy by the Esperanza Shareholders voting together as one class on the basis of one vote per Esperanza and, if and to the extent required under MI 61-101, a majority of the votes cast at the Esperanza Meeting in person or by proxy by Esperanza Shareholders in accordance with the minority approval requirements of MI 61-101;

(g)

“BCBCA” means the Business Corporations Act (British Columbia) and the regulations made thereunder, as promulgated or amended from time to time;

(h)

“Business Day” means any day other than a Saturday, a Sunday or a statutory civic holiday in Toronto, Ontario or Vancouver, British Columbia.

(i)

“Court” means the Supreme Court of British Columbia;

(j)

“Depositary” means any trust company, bank or financial institution agreed to in writing between Alamos and Esperanza for the purpose of delivering the consideration to the Former Esperanza Shareholders and Esperanza Optionholders in connection with the Arrangement;

(k)

“Dissent Rights” shall have the meaning ascribed thereto in section 5.1;

(l)

“Dissenting Shareholder” means a Esperanza Shareholder who dissents in respect of the Arrangement in strict compliance with the Dissent Rights and who is ultimately entitled to be paid fair value for their Esperanza Shares;

(m)

“Effective Date” means the date that is two Business Days following the satisfaction or waiver of all of the conditions to the completion of the Arrangement as set out in sections 6.1, 6.2 and 6.3 of the Arrangement Agreement (other than those conditions that, by their terms, cannot be satisfied until the Effective Date), as confirmed in writing by Esperanza and Alamos, or such other date as Esperanza and Alamos may agree in writing, acting reasonably;

(n)

“Effective Time” means 12:01 a.m. Vancouver time on the Effective Date or such other time as may be agreed in writing between Alamos and Esperanza;

(o)

“Esperanza” means Esperanza Resources Corp., a company existing under the BCBCA;

(p)

“Esperanza Meeting” means the special meeting of Esperanza Shareholders, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution;

(q)

“Esperanza Option” means an outstanding option to purchase Esperanza Shares governed by the Esperanza Stock Option Plan;

(r)

“Esperanza RSU Holders” means the holders of Esperanza RSUs;

(s)

“Esperanza RSUs” means outstanding restricted share units granted under the Esperanza Restricted Share Unit Plan effective May 11, 2012;

(t)

“Esperanza Shareholders” means the registered holders of Esperanza Shares;

(u)

“Esperanza Shares” means the common shares, without par value, in the capital of Esperanza as constituted immediately prior to the Effective Time;

(v)

“Esperanza Stock Option Plan” means the Stock Option Plan, of Esperanza, as amended, as most recently approved by Esperanza Shareholders on June 12, 2012;

(w)

“Esperanza Warrants” means outstanding warrants to purchase Esperanza Shares issued under the warrant indenture made as of Mary 24, 2012 between Esperanza and Computershare Trust Company of Canada, as warrant agent;

(x)

“Exercise Price” means $29.48;

(y)

“Final Order” means the final order of the Court pursuant to section 291 of the BCBCA, in a form acceptable to Esperanza and Alamos, acting reasonably, approving the Arrangement as such order may be amended by the Court (with the consent of both Esperanza and Alamos, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to both Esperanza and Alamos, each acting reasonably) on appeal;

(z)

“Former Esperanza Shareholders” means the Esperanza Shareholders immediately prior to the Effective Time;

(aa)

“In the Money Esperanza Options” means an Esperanza Option with an exercise price of less than $0.85 per Esperanza Share;

(bb)

“Interim Order” means the interim order of the Court, in a form acceptable to Esperanza and Alamos, acting reasonably, providing for, among other things, the calling and holding of the Esperanza Meeting, as the same may be amended by the Court with the consent of Esperanza and Alamos, each acting reasonably;

(cc)

“Liens” means any mortgage, hypothec, prior claim, lien, pledge, assignment for security, security interest, right of third parties or other charge or encumbrance whatsoever;

(dd)

“MI 61-101” means Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions;

(ee)

“Notice of Dissent” means a written objection to the Arrangement Resolution by way of a notice of dissent duly and validly given by a Esperanza Shareholder exercising Dissent Rights as contemplated in the Interim Order and as described in Article 5;

(ff)

“Out of the Money Esperanza Options” means an Esperanza Option with an exercise price of $0.85 or greater per Esperanza Share;

(gg)

“Parties” means Esperanza, Alamos and Subco and “Party” means any of them;

(hh)

“Plan of Arrangement” means this plan of arrangement and any amendments or variations hereto made in accordance with section 8.3 of the Arrangement Agreement or this plan of arrangement or made at the direction of the Court in the Final Order with the consent of Esperanza and Alamos, each acting reasonably;

(ii)

“Subco” means 0975064 B.C. Ltd., a company existing under the BCBCA and a wholly-owned subsidiary of Alamos;

(jj)

“Tax Act” means the Income Tax Act (Canada), as amended from time to time; and

(kk)

 “Taxes” shall have the meaning given to such term in the Arrangement Agreement.

In addition, words and phrases used herein and defined in the BCBCA and not otherwise defined herein shall have the same meaning herein as in the BCBCA unless the context otherwise requires.

1.2

Interpretation Not Affected by Headings

The division of this Plan of Arrangement into articles, sections, paragraphs and subparagraphs and the insertion of headings herein are for convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement. The terms “this Plan of Arrangement”, “hereof”, “herein”, “hereto”, “hereunder” and similar expressions refer to this Plan of Arrangement and not to any particular article, section or other portion hereof and include any instrument supplementary or ancillary hereto.

1.3

Number, Gender and Persons

In this Plan of Arrangement, unless the context otherwise requires, words importing the singular shall include the plural and vice versa, words importing the use of either gender shall include both genders and neuter and the word person and words importing persons shall include a natural person, firm, trust, partnership, association, corporation, joint venture or government (including any governmental agency, political subdivision or instrumentality thereof) and any other entity or group of persons of any kind or nature whatsoever.

1.4

Date for any Action

If the date on which any action is required to be taken hereunder is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

1.5

Statutory References

Any reference in this Plan of Arrangement to a statute includes all regulations made thereunder, all amendments to such statute or regulation in force from time to time and any statute or regulation that supplements or supersedes such statute or regulation.

1.6

Currency

Unless otherwise stated, all references herein to amounts of money are expressed in lawful money of Canada.

1.7

Governing Law

This Plan of Arrangement shall be governed, including as to validity, interpretation and effect, by the laws of the Province of British Columbia and the laws of Canada applicable therein.

ARTICLE 2

ARRANGEMENT AGREEMENT AND EFFECT OF ARRANGEMENT

2.1

Arrangement Agreement

This Plan of Arrangement is made pursuant to, and is subject to the provisions of, the Arrangement Agreement, except in respect of the sequence of the steps comprising the Arrangement, which shall occur in the order set forth herein, unless otherwise indicated.

2.2

Effect of the Arrangement

This Plan of Arrangement and the Arrangement shall be binding upon Esperanza, the Esperanza Shareholders, the Esperanza Optionholders, the Esperanza Warrantholders, the Esperanza RSU Holders, Alamos and Subco as and from the Effective Time, without any further act or formality required on the part of any person except as expressly provided herein.

ARTICLE 3

ARRANGEMENT

3.1

Arrangement

Unless otherwise indicated, the following shall occur and shall be deemed to occur, as at the Effective Time, sequentially in the following order without any further act or formality:

(a)

Each In the Money Esperanza Option that has not been duly exercised prior to the Effective Time shall be deemed to be surrendered and shall be cancelled, each agreement relating to each In the Money Esperanza Option shall be terminated and of no further force and effect and each holder of In the Money Esperanza Options shall be entitled to receive for each Esperanza Share subject to such In the Money Esperanza Option immediately prior to the Effective Time: (i) a cash payment from or on behalf of Esperanza equal to the amount by which $0.85 exceeds the applicable exercise price per Esperanza Share of such In the Money Esperanza Option, and (ii) 0.0625 Alamos Warrants; provided that if the foregoing would result in the issuance of a fraction of an Alamos Warrant, then the number of Alamos Warrants otherwise issued shall be rounded up to the nearest whole number of Alamos Warrants.

(b)

Each Out of the Money Esperanza Option that has not been duly exercised prior to the Effective Time shall be deemed to be surrendered and shall be cancelled, each agreement relating to each Out of the Money Esperanza Option shall be terminated and of no further force and effect.

(c)

The Esperanza Shares held by Dissenting Shareholders shall be deemed to have been surrendered to Subco for cancellation (free and clear of any Liens) without any further act or formality and shall be cancelled and such Dissenting Shareholders shall cease to be the holders of such Esperanza Shares and to have any rights as holders of such Esperanza Shares other than the right to be paid fair value for such Esperanza Shares as set out in section 5.1, and such Dissenting Shareholders’ names shall be removed as the holders of such Esperanza Shares from the central securities register of Esperanza Shares.

(d)

Each Esperanza Share issued and outstanding at the Effective Time will be deemed to be transferred to and acquired by Subco (without any action on the part of the holder of the Esperanza Shares and free and clear of any Liens) and each Former Esperanza Shareholder shall be deemed to have (i) executed and delivered all share certificates, acknowledgements, instruments of transfer, consents, releases, assignments and waivers, statutory or otherwise, required to transfer and exchange such shares, (ii) ceased to be the holder of the Esperanza Shares so transferred, (iii) ceased to have any rights with respect to such Esperanza Shares, and will be entitled to receive a cash payment of $0.85 and 0.0625 Alamos Warrants for each Esperanza Share held immediately prior to the Effective Time; provided that if the foregoing would result in the issuance of a fraction of an Alamos Warrant, then the number of Alamos Warrants otherwise issued shall be rounded up to the nearest whole number of Alamos Warrants.

(e)

The name of each Former Esperanza Shareholder will be removed from the register of Esperanza Shareholders and Subco will be added to the register of Esperanza Shareholders such that Subco is the sole shareholder of Esperanza.

(f)

Each outstanding Esperanza Warrant, shall without any further action on the part of any holder of an Esperanza Warrant be exchanged for 0.15 Alamos Warrants; provided that if the foregoing would result in the issuance of a fraction of an Alamos Warrant, then the number of Alamos Warrants otherwise issued shall be rounded up to the nearest whole number of Alamos Warrants.

(g)

Each Esperanza RSU that is outstanding shall be redeemed for the equivalent number of Esperanza Shares, which shall immediately be deemed to be transferred to and acquired by Subco without any further act or formality on the part of the holder thereof in exchange for a cash payment of $0.85 and 0.0625 Alamos Warrants for each Esperanza Share; provided that if the foregoing would result in the issuance of a fraction of an Alamos Warrant, then the number of Alamos Warrants otherwise issued shall be rounded up to the nearest whole number of Alamos Warrants.

3.2

Supplementary Actions

Notwithstanding that the transactions and events set out in section 3.1 shall occur and shall be deemed to occur in the order therein set out without any further act or formality, after the Effective Time, Esperanza, Alamos and Subco shall be required to make, do and execute or cause and procure to be made, done and executed all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may be required to further document or evidence any of the transactions or events set out in section 3.1, including without limitation, any resolutions of directors authorizing the issue, exchange, transfer, redemption or purchase for cancellation of shares, any share transfer powers evidencing the transfer of shares and any receipt therefor, any promissory notes and receipts therefor, any necessary addition to or deletions from share registers or other registries, and any documents required to convey title.

ARTICLE 4

CERTIFICATES AND DOCUMENTATION

4.1

Exchange of Esperanza Options and Esperanza RSU Certificates for Cash

Following receipt of the Final Order and prior to the Effective Date, Alamos shall deposit, or cause to be deposited, cash in immediately available funds in an amount sufficient to pay all cash amounts payable, and certificates representing all Alamos Warrants issuable, to the holders of In the Money Esperanza Options and Esperanza RSU Holders pursuant to section 3.1(a) and section 3.1(g) hereof, as applicable. From and after the Effective Time, the Depositary shall be deemed to hold such funds for the sole benefit of the holders of In the Money Esperanza Options and Esperanza RSU Holders, as applicable. Upon surrender to the Depositary for cancellation of a certificate or other instrument or acknowledgement which immediately prior to the Effective Time represented outstanding In the Money Esperanza Options or Esperanza RSUs, as applicable, together with such additional documents and instruments as the Depositary may reasonably require, the party surrendering such certificate or other instrument or acknowledgement shall be entitled to receive in exchange therefor and the Depositary shall deliver to such party the cash and certificate representing Alamos Warrants which such holder of In the Money Esperanza Options or Esperanza RSU Holder, as applicable, has the right to receive pursuant to section 3.1(a) or 3.1(g) hereof, as applicable, net of any applicable withholding Taxes. Certificates representing the Esperanza Shares issuable upon redemption of the RSUs in accordance with section 3.1(g) hereof shall not be issued.

4.2

Exchange of Share Certificates for Cash

Following receipt of the Final Order and prior to the Effective Date, Alamos shall deposit, or cause to be deposited, cash in immediately available funds with the Depositary in an amount sufficient to pay all cash amounts payable, and all Alamos Warrants issuable, to the Former Esperanza Shareholders pursuant to section 3.1(d) hereof. From and after the Effective Time, the Depositary shall be deemed to hold such funds for the sole benefit of the Former Esperanza Shareholders. Upon surrender to the Depositary for cancellation of a certificate which immediately prior to the Effective Time represented outstanding Esperanza Shares, which Esperanza Shares were transferred to and acquired by Subco at the Effective Time under this Plan of Arrangement, together with such additional documents and instruments as the Depositary may reasonably require, a Former Esperanza Shareholder surrendering such certificate shall be entitled to receive in exchange therefor and the Depositary shall deliver to such Former Esperanza Shareholder, the cash and certificate representing Alamos Warrants which such Former Esperanza Shareholder has the right to receive pursuant to section 3.1(d) hereof, net of any applicable withholding Taxes.

4.3

Certificates for Alamos Warrants Issued in Exchange for Esperanza Warrants

Immediately after the Effective Time, any document or instrument previously evidencing outstanding Esperanza Warrants shall thereafter evidence the Alamos Warrants to which the former holder of such Esperanza Warrants is entitled to receive pursuant to sections 3.1(f). A former holder of Esperanza Warrants shall be entitled, upon delivery to the Depositary after the Effective Time of the certificate or other document or agreement previously evidencing an outstanding Esperanza Warrant, to receive a replacement certificate or other document or agreement evidencing the Alamos Warrants, as the case may be, to which such holder is entitled, which reflects the terms of the Alamos Warrants and the Plan of Arrangement.

4.4

Interest Bearing Account

The cash deposited with the Depositary under this Plan of Arrangement shall be held in an interest bearing account, and any interest earned upon such funds shall be held for the account of Alamos or Subco, as the case may be.

4.5

Effect of Certificate

After the Effective Time and until surrendered for cancellation as contemplated by sections 4.1 and 4.2 hereof, each certificate that immediately prior to the Effective Time represented (a) one or more Esperanza Shares (other than those Esperanza Shares held by a Dissenting Shareholder or Alamos or any of its affiliates) that were transferred to and acquired by Subco at the Effective Time, (b) one or more Esperanza Options that were deemed to be exchanged or cancelled at the Effective Time, (c) one or more Esperanza Warrants that were deemed to be exchanged at the Effective Time or (d) one or more Esperanza RSUs that were deemed to be redeemed at the Effective Time, shall be deemed at all times to represent only the right to receive in exchange therefor the consideration that the holder thereof is entitled to receive in accordance with section 3.1(a), section 3.1(d), section 3.1(d), section 3.1(f) or section 3.1(g) hereof, as applicable.

4.6

Lost Certificates

In the event that any certificate which, immediately prior to the Effective Time, represented one or more outstanding Esperanza Shares, In the Money Esperanza Options, Esperanza Warrants or Esperanza RSUs that were deemed to be transferred to and acquired by Subco or redeemed by Esperanza pursuant to this Plan of Arrangement or exchanged for Alamos Warrants, as applicable, shall have been lost, stolen or destroyed, upon the making of an affidavit or statutory declaration of that fact by the person claiming such certificate to be lost, stolen or destroyed and who was listed immediately prior to the Effective Time as the registered holder thereof on the central securities register or other applicable records maintained by Esperanza, the Depositary will deliver to such person the cash payment or other consideration to which such person is entitled to receive in exchange for such lost, stolen or destroyed certificate. When authorizing such payment and delivery in exchange for such lost, stolen or destroyed certificate which, immediately prior to the Effective Time, represented one or more outstanding Esperanza Shares, the person to whom such cash payment is to be delivered shall, as a condition precedent to the delivery of such cash, give a bond satisfactory to Alamos, Subco and the Depositary (acting reasonably) in such sum as Alamos. Subco and the Depositary may direct, or otherwise indemnify Alamos, Subco and the Depositary in a manner satisfactory to Alamos, Subco and the Depositary (acting reasonably) against any claim that may be made against Alamos, Subco or the Depositary with respect to the certificate alleged to have been lost, stolen or destroyed.

4.7

Extinction of Rights

Subject to applicable law, if any Former Esperanza Shareholder fails for any reason to deliver to the Depositary for cancellation the certificates formerly representing Esperanza Shares (or an affidavit of loss and bond or other indemnity pursuant to section 4.6 hereof), together with such other documents or instruments required to effect the transfer of Esperanza Shares, on or before the sixth anniversary of the Effective Date, such Former Esperanza Shareholder shall be deemed to have donated and forfeited to Alamos any cash, net of any applicable withholding or other Taxes, held by the Depositary in trust for such Former Esperanza Shareholder to which such Former Esperanza Shareholder is entitled in accordance with this Plan of Arrangement. At and after the Effective Time, any certificate formerly representing Esperanza Shares shall represent only the right to receive the consideration provided for in section 3.1(d) or 5.1 in accordance with this Plan of Arrangement; provided that such certificates shall, on the sixth anniversary of the Effective Date, cease to represent a claim of any nature whatsoever and shall be deemed to have been surrendered to Subco and shall be cancelled.

4.8

Withholding Rights

Alamos, Subco, Esperanza and the Depositary shall be entitled to deduct and withhold from any amount otherwise payable to any holder of Esperanza Shares, Esperanza Warrants, Esperanza Options and Esperanza RSUs such amounts as Alamos, Subco, Esperanza or the Depositary is required or permitted to deduct and withhold with respect to such payment under the Tax Act, the United States Internal Revenue Code of 1986 or any provision of applicable federal, provincial, state, local or foreign tax law. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the holder of Esperanza Shares, Esperanza Warrants, Esperanza Options and Esperanza RSUs in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority.

ARTICLE 5

DISSENT RIGHTS

5.1

Dissent Rights

Pursuant to the Interim Order, Esperanza Shareholders may exercise rights of dissent (“Dissent Rights”) under Division 2 of Part 8 of the BCBCA, as modified by this Article 5, the Interim Order and the Final Order, with respect to Esperanza Shares in connection with the Arrangement, provided that the notice of dissent contemplated by section 242 of the BCBCA must be received by Esperanza, Suite 1400, 400 Burrard Street, Vancouver, British Columbia, Canada V6C 3A6, Attention: General Counsel, by 10 am (Vancouver time) on the date that is at least two Business Days prior to the date of the Esperanza Meeting or any date to which the Esperanza Meeting may be postponed or adjourned and provided further that holders who exercise such rights of dissent and who:

(a)

are ultimately entitled to be paid fair value for their Esperanza Shares, which fair value shall be the fair value of such shares immediately before the approval of the Arrangement Resolution, shall be paid an amount equal to such fair value by Esperanza, which fair value shall be determined in accordance with the procedures applicable to the payout value set out in sections 244 and 245 of the BCBCA except that Alamos or Subco may enter into the agreement with registered holders who exercise such Dissent Rights and apply to the Court, all as contemplated under sections 244 and 245 of the BCBCA, in lieu of Esperanza; and

(b)

are ultimately not entitled, for any reason, to be paid fair value for their Esperanza Shares, shall be deemed to have participated in the Arrangement, as of the Effective Time, on the same basis as a non-dissenting registered holder of Esperanza Shares and shall be entitled to receive only the consideration contemplated in section 3.1(d) hereof that such holder would have received pursuant to the Arrangement if such registered holder had not exercised Dissent Rights, but in no case shall Alamos, Subco, Esperanza or any other person be required to recognize holders of Esperanza Shares who exercise Dissent Rights as holders of Esperanza Shares after the time that is immediately prior to the Effective Time, and the names of the Dissenting Shareholders shall be deleted from the central securities register as holders of Esperanza Shares at the Effective Time.

In addition to any other restrictions under section 238 of the BCBCA, none of the following shall be entitled to exercise Dissent Rights: (i) Esperanza Optionholders, (ii) Esperanza Warrantholders, (iii) Esperanza RSU Holders and (iv) holders of Esperanza Shares who vote or have instructed a proxyholder to vote such Esperanza Shares in favour of the Arrangement Resolution.

ARTICLE 6

AMENDMENTS AND TERMINATION

6.1

Amendments to Plan of Arrangement

(a)

Alamos, Subco and Esperanza reserve the right to amend, modify and/or supplement this Plan of Arrangement at any time and from time to time, provided that any amendment, modification or supplement must be agreed to in writing by Alamos, Subco and Esperanza contained in a written document which is filed with the Court and, if made following the Esperanza Meeting, approved by the Court and communicated to Esperanza Shareholders, Esperanza Optionholders, Esperanza Warrantholders and Esperanza RSU Holders in the manner required by the Court (if so required).

(b)

Any amendment, modification or supplement to this Plan of Arrangement may be proposed by Esperanza at any time prior to the Esperanza Meeting provided that Alamos shall have consented thereto in writing, with or without any other prior notice or communication, and, if so proposed and accepted by the persons voting at the Esperanza Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

(c)

Any amendment, modification or supplement to this Plan of Arrangement that is approved or directed by the Court following the Esperanza Meeting shall be effective only if it is consented to in writing by each of Alamos and Esperanza; and, if required by the Court, it is consented to by Esperanza Shareholders voting in the manner directed by the Court.

(d)

Notwithstanding the foregoing provisions of this section 6.1, no amendment, modification or supplement to this Plan of Arrangement may be made prior to the Effective Time except in accordance with the terms of the Arrangement Agreement.

6.2

Effect of Termination

Upon the termination of this Plan of Arrangement pursuant to section 8.2 of the Arrangement Agreement, no party shall have any liability or further obligation to any other party hereunder other than as set out in the Arrangement Agreement.

B-1

SCHEDULE B

ARRANGEMENT RESOLUTION

BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1.

The arrangement (the “Arrangement”) under Section 288 of the British Columbia Business Corporations Act (the “BCBCA”) involving Esperanza Resources Corp. (“Esperanza”), all as more particularly described and set forth in the Management Information Circular (the “Information Circular”) of Esperanza dated [■], 2013, accompanying the notice of this meeting (as the Arrangement may be, or may have been, modified or amended), is hereby authorized, approved and adopted;

2.

The plan of arrangement, as it may be or has been amended (the “Plan of Arrangement”), involving Esperanza and implementing the Arrangement, the full text of which is set out in Appendix “[■]“ to the Information Circular, is hereby authorized, approved and adopted;

3.

The arrangement agreement (the “Arrangement Agreement”) between Esperanza, 0975064 B.C. Ltd. and Alamos Gold Inc., dated July 12, 2013, as may be further amended or modified in accordance with its terms, and all the transactions contemplated therein, the actions of the directors of Esperanza in approving the Arrangement and any amendments thereto and the actions of the officers of Esperanza in executing and delivering the Arrangement Agreement and any amendments thereto are hereby confirmed, ratified, authorized and approved;

4.

The de-listing of the common shares of Esperanza from the TSX Venture Exchange in connection with the Plan of Arrangement (the “De-listing”) be and is hereby approved and authorized;

5.

Notwithstanding that this resolution has been passed (and the Arrangement adopted) or that the Arrangement has been approved by the Supreme Court of British Columbia, the directors of Esperanza are hereby authorized and empowered, without further notice to, or approval of, any securityholders of Esperanza:

(a)

to amend the Arrangement Agreement or the Plan of Arrangement to the extent permitted by the Arrangement Agreement or the Plan of Arrangement;

(b)

subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement; or

(c)

not to proceed with the De-listing;

6.

Any one or more directors or officers of Esperanza is hereby authorized, for and on behalf and in the name of Esperanza, to execute and deliver, whether under corporate seal of Esperanza or not, all such agreements, applications, forms, waivers, notices, certificates, confirmations and other documents and instruments and to do or cause to be done all such other acts and things as in the opinion of such director or officer may be

B-2

necessary, desirable or useful for the purpose of giving effect to these resolutions, the Arrangement Agreement and the completion of the Plan of Arrangement in accordance with the terms of the Arrangement Agreement, including:

(a)

all actions required to be taken by or on behalf of Esperanza, and all necessary filings and obtaining the necessary approvals, consents and acceptances of appropriate regulatory authorities; and

(b)

the signing of the certificates, consents and other documents or declarations required under the Arrangement Agreement or otherwise to be entered into by Esperanza;

such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

C-1

SCHEDULE C

KEY REGULATORY APPROVALS

1.

TSX Venture Exchange

2.

Supreme Court of British Columbia

3.

FINRA

4.

Antitrust filing with the Federal Competition Commission in Mexico (COFECO) pursuant to the Federal Law of Economic Competition (Ley Federal de Competencia Economica) (Mexico)

5.

TSX

6.

New York Stock Exchange

D-1

SCHEDULE D

KEY THIRD-PARTY CONSENTS

None.

SCHEDULE E

CONCESSIONS

MEXICO PROPERTIES

ESPERANZA PROPERTY

LOT	HOLDER	SURFACE (Hectares)	TITLE	TYPE OF CONCESSION	TERM	LOCATION
La Esperanza	Esperanza Silver de México, S.A. de C.V.	437.0000	215624	Mining	March 4, 2052	Xochitepec, Morelos.
Esperanza II	Esperanza Silver de México, S.A. de C.V.	1,270.0000	220742	Mining	September 29, 2053	Temixco, Morelos.
Esperanza III	Esperanza Silver de México, S.A. de C.V.	1,359.0000	228265	Mining	October 19, 2056	Temixco, Morelos.
Esperanza IV	Esperanza Silver de México, S.A. de C.V.	1,338.0000	231734	Mining	April 14, 2058	Temixco, Morelos.
Esperanza V	Esperanza Silver de México, S.A. de C.V.	227.6757	234011	Mining	May 14, 2059	Temixco, Morelos.
Esperanza VI	Esperanza Silver de México, S.A. de C.V.	9,703.9328	234755	Mining	August 10, 2059	Temixco and Miacatlan, Morelos.
Esperanza VII	Esperanza Silver de México, S.A. de C.V.	639.0000	234784	Mining	August 13, 2059	Temixco, Morelos.

Net Smelter Returns Royalty – Esperanza Gold Project, Mexico

Recursos Cruz del Sur, S.A. de C.V. holds a 3% net smelter returns royalty interest in respect of Esperanza's Esperanza Gold project in the state of Morelos, Mexico.

Esperanza is a party to an option agreement dated December 22, 2011, among Esperanza, Esperanza Silver de Mexico S.A. de C.V. and Citation Resources Corp. (the "Citation Option Agreement"). Pursuant to the Citation Option Agreement, Citation has the right to acquire up to a 100% interest in the concessions subject to the Citation Option Agreement. The concessions subject to the Citation Option Agreement are:

BIRICU PROJECT

LOT	HOLDER	SURFACE (Hectares)	TITLE	TYPE OF CONCESSION	TERM	LOCATION
Biricu	Esperanza Silver de México, S.A. de C.V.	23,793	237142	Mining	November 18, 2060	Chilpancingo, Guerrero
Biricu Norte	Esperanza Silver de México, S.A. de C.V.	3,940	237317	Mining	December 8, 2060	Chilpancingo, Guerrero
Biricu Dos	Esperanza Silver de México, S.A. de C.V.	13,730	238120	Mining	July 19, 2061	Chilpancingo, Guerrero

EL CANARIO / GALLOS BLANCOS

LOT	HOLDER	SURFACE (Hectares)	TITLE	TYPE OF CONCESSION	TERM	LOCATION
Rita	Esperanza Silver de México, S.A. de C.V.	100	218369	Mining	December 2, 2052	San Luis Potosi, San Luis Potosi
Monier	Esperanza Silver de México, S.A. de C.V.	73.3181	219831	Mining	April 21, 2053	San Luis Potosi, San Luis Potosi
Gallos Blancos 1	Esperanza Silver de México, S.A. de C.V.	11,279.0843	240595	Mining	June 13, 2062	San Luis Potosi, San Luis Potosi
Gallos Blancos 2	Esperanza Silver de México, S.A. de C.V.	1,606.7803	238944	Mining	November 10, 2061	San Luis Potosi, San Luis Potosi

Gallos Blancos 3	Esperanza Silver de México, S.A. de C.V.	989	238936	Mining	November 10, 2061	San Luis Potosi, San Luis Potosi
Gallos Blancos 4	Esperanza Silver de México, S.A. de C.V.	1,164	239783	Mining	February 27, 2062	San Luis Potosi, San Luis Potosi
Gallos Blancos 5	Esperanza Silver de México, S.A. de C.V.	314.0629	238937	Mining	November 10, 2061	San Luis Potosi, San Luis Potosi
El Canario	Esperanza Silver de México, S.A. de C.V.	4,605.6897	239785	Mining	February 28, 2062	San Luis Potosi, San Luis Potosi

LA PROVIDENCIA

LOT	HOLDER	SURFACE (Hectares)	TITLE	TYPE OF CONCESSION	TERM	LOCATION
La Providencia I	Esperanza Silver de México, S.A. de C.V.	1,476	235874	Mining	March 25, 2060	Chilpancingo, Guerrero
La Providencia II	Esperanza Silver de México, S.A. de C.V.	736	235875	Mining	March 25, 2060	Chilpancingo, Guerrero
La Providencia III	Esperanza Silver de México, S.A. de C.V.	390	235873	Mining	March 25, 2060	Chilpancingo, Guerrero

JUNIPERO (Sabinal)

LOT	HOLDER	SURFACE (Hectares)	TITLE	TYPE OF CONCESSION	TERM	LOCATION
Junipero	Esperanza Silver de México, S.A. de C.V.	21,389.5803	232029	Mining	June 9, 2058	Chihuahua, Chihuahau

Junipero 2	Esperanza Silver de	63.0634	232950	Mining	November 20, 2058	Chihuahua, Chihuahau
	México, S.A. de C.V.
Junipero 3	Esperanza Silver de	73.1777	232470	Mining	August 18, 2058	Chihuahua, Chihuahau
	México, S.A. de C.V.

LA MESA (Mesa Galindo)

LOT	HOLDER	SURFACE (Hectares)	TITLE	TYPE OF CONCESSION	TERM	LOCATION
La Mesa 3 Fracc I	Esperanza Silver de México, S.A. de C.V.	1,314.1243	230588	Mining	September 20, 2057	Hermosillo, Sonora
La Mesa 3 Fracc II	Esperanza Silver de México, S.A. de C.V.	342.1869	230589	Mining	September 20, 2057	Hermosillo, Sonora

PERU PROPERTIES

Esperanza is a party to a joint venture dated May 7, 2007 with Estrella Gold Corporation ("Estrella"). The joint venture arose pursuant to an option agreement formally among Canadian Shield Resources Inc., Gallent Minerals (Peru) Limited S.A., Esperanza and Esperanza Silver de Peru S.A.C. (the "Pucarana Joint Venture"). Under the terms of the Pucarana Joint Venture, Esperanza, through Esperanza Silver de Peru S.A.C. has a 60% interest in the Pucarana claims (described below). Estrella maintains the remaining 40% interest in the Pucarana claims.

Esperanza has been in discussions with Estrella and Compañia de Mina Buena Ventura S.A.A. ("Buena Ventura") in respect of negotiating a memorandum of understanding that would grant Buena Ventura certain rights to exploration and workings on and under the Pucarana property. The memorandum of understanding is in draft form and remains subject to finalization.

PUCARANA

Name and code	Title No.	No. of hectares	Location	Titleholder
Apuñe 01-01596-99	04392-99-RPM December 30, 1999	981.3400	Cayarani / Chilcaymarca, Condesuyos / Castillo and Department of Arequipa	Gallant Minerals Peru Ltd. S.A.

Pucarana 01-01595-99	02879-2000-RPM July 31, 2000	907.3356	Chilcaymarca, Castilla and Department of Arequipa	Gallant Minerals Peru Ltd. S.A.

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SCHEDULE F

LANDS

Surface Rights Agreement

Esperanza has a Surface Rights Agreement (the “SRA”) that is structured as a surface lease with the communal landowners and has an initial term of 15 years. The SRA applies to substantially all of the land required for the La Esperanza Project and provides for continued exploration and development as well as for the planned construction and operation of a mine at the project.

The SRA was reached through the “Fomento a la Inversión Pública y Privada en la Propiedad Rural” (the “FIPP program”). The FIPP program is a voluntary federally funded and administered government program in Mexico that encourages more efficient and productive use of rural land, facilitates a shared investment between rural landowners and public and private investors and ensures legal certainty exists for all parties.

Rental Properties

Esperanza, through its subsidiary Esperanza Silver de Mexico S.A. de C.V., rents offices and houses through various vendors. The listing of offices and houses, as well as their monthly rental rates and terms, is as follows:

Rental Type	Name / Number	Monthly Rate	End Date
Office	202 Torre C	$MXP 16,000 rent	June 15, 2015
Office	301 Torre A	$MXP 22,500 rent	June 15, 2015
Office	302 Torre C	$MXP 16,000 rent	September 1, 2015
Office	402 Torre B	$MXP 16,000 rent	June 15, 2015
House	Comonfort	$MXP 35,000 rent $MXP 2,200 maintenance $MXP 3,840 cleaning	July 23, 2014
House	Las Quintas	$MXP 30,000 rent $MXP 4,200 cleaning	May 31, 2014
House	Mirador	$MXP 25,000 rent	August 3, 2014
House	Rio Amazonas	$MXP 25,000 rent	August 15, 2014
House	Rio Panuco	$USD 5,000 rent	September 15, 2014
House	Toscana	$MXP 26,050 rent	January 6, 2014

Vancouver Office Space

Esperanza has an arrangement with Pathway Capital Ltd., pursuant to which Esperanza pays a portion of the rent, office costs and administrative support services on a monthly basis with respect to the office space it utilizes at Suite 1400, 400 Burrard Street, Vancouver, British Columbia.

G-1

SCHEDULE G

PERMITTED ENCUMBRANCES

1.

Net Smelter Returns Royalty – Esperanza Gold Project, Mexico

Recursos Cruz del Sur, S.A. de C.V. holds a 3% net smelter royalty from production interest in respect of Esperanza's Esperanza Gold project in the state of Morelos, Mexico.

2.

Citation Option Agreement

Esperanza is a party to an option agreement dated December 22, 2011, among Esperanza, Esperanza Silver de Mexico S.A. de C.V. and Citation Resources Corp.